BRINKER

INTERNATIONAL®

Annual Report	2022

Dear Shareholders,

I am excited to serve as Brinker International’s new President and CEO, and President of Chili’s Grill & Bar. I came to Brinker with more than 20 years of brand-building experience and joined the family because I have a deep appreciation for and believe in the potential of our great Chili’s & Maggiano’s Brands. In spending time learning about our businesses, I get very excited about the opportunities in front of us to sustainably accelerate profitable growth and improve the 4-wall economics of both businesses.

Fiscal ‘22 was a challenging environment which tested our brands in new ways. My predecessor, Wyman Roberts, who retired near the end of Fiscal Year ’22, left behind a legacy of strategic accomplishments, most recently leading our brands through the pandemic and building industry-leading off-premise results. I am proud of how our teams persevered through the turbulence and have immense gratitude for how hard they work to serve our Guests and run our restaurants.

During my first months on the job, I traveled all across the country talking to guests and meeting with our restaurant teams to understand their challenges as well as to exchange ideas on how we can grow the business together. I learned so much from our operators and Team Members, and I am eager to partner with them in Fiscal ‘23 and beyond.

One of the first things I did was direct our teams to start the exercise of simplifying the business by removing unnecessary complexity from our restaurants. This initiative should help us remove costs, give us the opportunity to reinvest to grow the top line, make working at Chili’s a better experience for our Team Members and start the critical process of improving our restaurant margins. We are making these changes all while ensuring our brand promise is relevant and focused on the Guest experience. I look forward to sharing our progress on this work in the coming months as we strengthen our position within the casual dining industry.

The work we are doing now will provide the momentum we need for long-term success by helping us to retain and engage Team Members, bring Guests back to our restaurants and improve returns for our shareholders. I am excited about what the future holds for Brinker and our brands and what we will accomplish together.

With appreciation,

Kevin Hochman, CEO & President

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 29, 2022

Commission File Number 1-10275

BRINKER INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

DE		75-1914582
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

3000 Olympus Blvd
Dallas TX		75019
(Address of principal executive offices)		(Zip Code)
(972) 980-9917
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.10 par value	EAT	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒    No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes ☐    No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter: $1,611,387,465

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date.

Class	Outstanding as of August 19, 2022
Common Stock, $0.10 par value	43,891,585 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement relating for our 2022 annual meeting of shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

BRINKER INTERNATIONAL, INC.

Annual Report on Form 10-K

INTRODUCTION

Forward-Looking Statements

Information and statements contained in this Form 10-K, in our other filings with the SEC or in our written and verbal communications that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally accompanied by words like “believes,” “anticipates,” “estimates,” “predicts,” “expects,” “plans,” “intends,” “projects,” “continues” and other similar expressions that convey uncertainty about future events or outcomes.

All forward-looking statements are made only based on our current plans and expectations as of the date such statements are made, and we undertake no obligation to update forward-looking statements to reflect events or circumstances arising after the date such statements are made. Forward-looking statements are neither predictions nor guarantees of future events or performance and are subject to risks and uncertainties which could cause actual results to differ materially from our historical results or from those projected in forward-looking statements. Such risks and uncertainties include, among other things, the impact of general economic conditions, including inflation, on economic activity and on our operations; the impact of the COVID-19 pandemic, the crisis in Ukraine and related disruptions on our business including consumer demand, costs, product mix, our strategic initiatives, our and our partners’ supply chains, operations, technology and assets, and our financial performance; the impact of competition; changes in consumer preferences; consumer perception of food safety; reduced consumer discretionary spending; unfavorable publicity; governmental regulations; the Company’s ability to meet its business strategy plan; loss of key management personnel; failure to hire and retain high-quality restaurant management and team members; the impact of social media or other unfavorable publicity; reliance on technology and third party delivery providers; failure to protect the security of data of our guests and team members; product availability and supply chain disruptions; regional business and economic conditions; volatility in consumer, commodity, transportation, labor, currency and capital markets; litigation; franchisee success; technology failures; failure to protect our intellectual property; outsourcing; impairment of goodwill or assets; failure to maintain effective internal control over financial reporting; downgrades in credit ratings; changes in estimates regarding our assets; actions of activist shareholders; adverse weather conditions; terrorist acts; health epidemics or pandemics (such as COVID-19); and tax reform; as well as the risks and uncertainties described in Part I, Item 1A. Risk Factors and uncertainties that generally apply to all businesses.

We wish to caution you against placing undue reliance on forward-looking statements because of these risks and uncertainties. Except as required by law, we expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. We further caution that it is not possible to identify all risk and uncertainties, and you should not consider the identified factors as a complete list of all risks and uncertainties.

PART I

ITEM 1.	BUSINESS

General

References to “Brinker,” the “Company,” “we,” “us,” and “our” in this Form 10-K refer to Brinker International, Inc. and its subsidiaries and any predecessor companies of Brinker International, Inc.

We own, develop, operate and franchise the Chili’s® Grill & Bar (“Chili’s”) and Maggiano’s Little Italy® (“Maggiano’s”) restaurant brands, as well as certain virtual brands including It’s Just Wings® and Maggiano’s Italian Classics®. The Company was organized under the laws of the State of Delaware in September 1983 to succeed to the business operated by Chili’s, Inc., a Texas corporation, which was organized in August 1977. We completed the acquisition of Maggiano’s in August 1995.

References to “fiscal” or “fiscal year” are to the fiscal year ended of the applicable year. For example, fiscal 2022 refers to the fiscal year ended June 29, 2022.

Restaurant Brands

Chili’s Grill & Bar

Chili’s is a recognized leader in the casual dining industry and the flagship brand of Dallas-based Brinker International, Inc. Chili’s has been operating restaurants for over 47 years and enjoys a global presence with restaurants in the United States, 28 countries and two United States territories. Whether domestic or international, Company-owned or franchised, Chili’s is dedicated to delivering fresh and high-quality food with value-centric offerings such as 3 for Me, as well as dining experiences that make guests feel special.

Historically, the menu featured bold, kicked-up American favorites and Chili’s has built a reputation for big mouth burgers, full-on sizzling fajitas, baby back ribs and hand-shaken margaritas. In recent years, our culinary innovations have focused on these core food offerings. We believe our shift in focusing on a few core equities on our menu, our fun laid-back Chilihead culture, and our strong hospitality standards that prioritize making our guests feel special have allowed Chili’s to differentiate its high-quality food and service from other casual dining restaurants.

In addition, Chili’s has focused on a seamless digital experience as our guests’ preferences and expectations around dining convenience have evolved in recent years. Investments in our technology and off-premise options have enabled us to provide a faster, more convenient dine-in experience and to offer more To-Go and delivery options for our guests. Our To-Go menu is now available through the Chili’s mobile app, chilis.com, our delivery partners DoorDash, Uber Eats and Grubhub, Google Food Ordering or by calling the restaurant directly.

In dining rooms, we use tabletop devices to engage our guests at the table. These devices provide functionality for guests to pay at the table, order or re-order, engage in digital entertainment, provide guest feedback and interact with our My Chili’s Rewards program. Our My Chili’s Rewards® program offers free chips and salsa or a non-alcoholic beverage to members based on their visit frequency. We customize offerings for our guests based on their purchase behavior.

In fiscal 2022, entrée selections at our Company-owned restaurants ranged in menu price from $8.00 to $21.63. Our average annual net sales per Company-owned Chili’s restaurant during fiscal 2022 was $3.2 million, and the average revenue per meal, including alcoholic beverages, was approximately $16.37 per guest. Food and non-alcoholic beverage sales accounted for 89.8% and 90.7% of Chili’s Company sales in fiscal 2022 and 2021, respectively, with alcoholic beverage sales accounting for the remainder.

Maggiano’s Little Italy

Maggiano’s is a full-service, national, polished casual restaurant brand offering Italian-American cuisine. With a passion for making people feel special, the brand is known for catering to special occasions and large parties. Each Maggiano’s location is uniquely designed and features open dining rooms with fresh flowers, warm carpets and soft lighting. Most locations feature designated banquet facilities and all offer catering for large parties at homes or local businesses. Our full carryout menu is also available for pick up or delivered through third-party delivery providers. Each Maggiano’s has an executive chef preparing authentic recipes from scratch ingredients. Dishes are served in abundant portions both à la carte and family style. We offer a full range of lunch and dinner options, complimented by a premium wine list and handcrafted cocktails.

In fiscal 2022, entrée selections ranged in menu price from $8.99 to $42.99. Our average annual sales per Maggiano’s restaurant in fiscal 2022 was $8.1 million, and the average revenue per meal, including alcoholic beverages, was approximately $29.40 per guest. Sales from events at our banquet facilities made up 12.5% and 4.8% of Maggiano’s Company sales in fiscal 2022 and 2021, respectively. Food and non-alcoholic beverage sales accounted for 87.0% and 89.2% of Maggiano’s Company sales for fiscal 2022 and fiscal 2021, respectively, with alcoholic beverage sales accounting for the remainder.

Virtual Brands

We have invested in virtual brands, restaurant-like menu offerings that are only available for purchase digitally, to drive restaurant traffic and sales growth. Our virtual brands have enabled us to capitalize on the growth in off-premise dining and to leverage excess kitchen capacity in our existing restaurant infrastructure, while adding minimal complexity in our restaurants’ kitchens.

It’s Just Wings, launched on June 23, 2020, and is a no-frills offering that consists of chicken wings available in a variety of different sauces and rubs, curly fries, ranch dressing and hand pies for a value price. Maggiano’s Italian Classics offers a select group of items inspired by the menu at Maggiano’s Little Italy, including several appetizers, salads, pastas, entrées and hand pies.

These brands are available for purchase through our third-party service providers including DoorDash, Google Food Ordering, Uber Eats, as well as the brand specific websites, itsjustwings.com and maggianosclassics.com. The operating results for virtual brands are included in the results of our Chili’s and Maggiano’s brands, based on the restaurants that prepared and processed the food orders.

Business Strategy

We are committed to strategies and a Company culture that we believe will improve guest traffic, grow sales and profits, and engage team members. Our strategies and culture are intended to differentiate our brands from the competition and to focus on the guest experience. We are effectively and efficiently managing our restaurants to establish a lasting presence for our brands in key markets around the world.

Our primary strategy is to make our guests feel special through great food and quality service so that they return to our restaurants. We differentiate Chili’s from our competitors with a flexible platform of value offerings at both lunch and dinner and are committed to offering consistent, quality products at a price point that is compelling to our guests. We discontinued the 3 for $10.99 platform and replaced it with 3 for Me, a flexible value bundle providing guests an unbeatable everyday value, while allowing us to be more flexible in terms of pricing, in light of the inflationary challenges. Guests can order customized meals inclusive of a non-alcoholic drink, appetizer and entrée starting at just $10.99. The bundle can be augmented with a premium appetizer, dessert, or alcoholic beverage, each for just $2.49 extra. Additionally, we have continued our Margarita of the Month promotion that features a premium-liquor margarita every month at an every-day value price. Most of our value propositions are available for guests to enjoy in our dining rooms or off-premise.

We have also invested in our technology and off-premise options as more guests are opting for To-Go and delivery. From the beginning of fiscal 2020 to the end of fiscal 2022, Chili’s off-premise business has grown by 51%. Chili’s partnership with DoorDash was instrumental in offering our guests continued service during the COVID-19 pandemic. During fiscal 2022, we expanded partnerships with third-party delivery companies, and by the end of the year Chili’s, Maggiano’s, and It’s Just Wings brands were available on DoorDash, Uber Eats, and Grubhub. Orders to these third-party delivery companies are sent directly into our point-of-sale system, creating efficiencies and a system that allows us to better serve our guests. In addition, Maggiano’s Italian Classics is now available to order through DoorDash and Uber Eats at over 800 Chili’s restaurants. We believe that guests will continue to prefer more convenience and off-premise options. We plan to continue investments in our technology systems to support our To-Go and delivery capabilities.

Company Development

During fiscal 2022, we continued the expansion of our restaurant brands domestically through new Company-owned restaurants in strategically desirable markets. We concentrate on the development of certain identified markets that are most likely to improve our competitive position and achieve the desired level of marketing potential, profitability and return on invested capital. Our domestic expansion efforts focus not only on major metropolitan areas in the United States but also on smaller market areas and partnerships with franchisees to enter non-traditional locations (such as airports and universities) that can adequately support our restaurant brands. For smaller market areas, we have developed a smaller Chili’s building prototype that allows us to expand into these markets and serve our guests while maintaining a focus on profitability and return on invested capital.

The restaurant site selection process is critical, and we devote significant effort to the investigation of new locations utilizing a variety of sophisticated analytical techniques. Members of each brand’s executive team inspect, review and approve each restaurant site prior to its leasing or acquisition for that brand. Our process evaluates a variety of factors, including:

•	Trade area demographics, such as target population density and household income levels;

•	Physical site characteristics, such as visibility, accessibility and traffic volume;

•	Relative proximity to activity centers, such as shopping centers, hotel and entertainment complexes and office buildings; and

•	Supply and demand trends, such as proposed infrastructure improvements, new developments and existing and potential competition.

The specific rate at which we are able to open new restaurants is determined, in part, by our success in locating satisfactory sites, negotiating acceptable lease or purchase terms, securing appropriate local governmental permits and approvals, and by our capacity to supervise construction and team member recruitment and training. The temporary shutdown of development activities during the COVID-19 pandemic negatively impacted the 2022 opening count. However, in fiscal 2023, we will resume development activities at a higher scale. The following table illustrates the Company-owned restaurants opened during fiscal 2022 and the projected openings for fiscal 2023. The fiscal 2023 projected openings remain subject to change:

	Fiscal 2022	Fiscal 2023
	Fiscal Year Openings	Projected Openings
Company-owned restaurants
Chili’s domestic	5	18
Chili’s international	—	—
Maggiano’s domestic	—	—

Total Company-owned new openings	5	18

Company-owned relocations
Chili’s domestic	—	1

We periodically re-evaluate Company-owned restaurant sites to monitor that their attributes have not deteriorated below our minimum standards. In the event site deterioration occurs, each brand makes a concerted effort to improve the restaurant’s performance by providing physical, operating, and marketing enhancements unique to each restaurant’s situation. In some cases, the brand considers relocation to a proximate, more desirable site, or evaluates closing the restaurant if the brand’s measurement criteria, such as cash flow and area demographic trends, do not support relocation.

During fiscal 2022, excluding temporary closures, we permanently closed six Company-owned Chili’s restaurants that were performing below our standards and were near or at the expiration of their lease terms. Our strategic plan is targeted to support our long-term growth objectives, with a focus on continued development of those restaurant locations that have the greatest return potential for the Company and our shareholders.

Franchise Development

We also pursue expansion through the development of our franchisees. The following table illustrates the franchise-operated restaurants opened during fiscal 2022 and the projected openings for fiscal 2023. The fiscal 2023 projected openings remain subject to change based on the extent and duration of the COVID-19 pandemic:

	Fiscal 2022	Fiscal 2023
	Fiscal Year Openings	Projected Openings
Franchise-operated restaurants
Chili’s domestic	2	1-3
Chili’s international	12	16-20
Maggiano’s domestic	—	—

Total openings	14	17-23

The following table illustrates the percentages of franchise-operated restaurants out of the total Company-owned and franchise-operated restaurants as of June 29, 2022, by restaurant brand:

	Percentage of Franchise-Operated Restaurants
	Domestic(1)	International(2)	Overall(3)
Brinker	8%	99%	28%
Chili’s	8%	99%	29%
Maggiano’s	4%	—%	4%

(1)	Domestic franchise-operated restaurants as a percentage of total domestic restaurants.

(2)	International franchise-operated restaurants as a percentage of total international restaurants.

(3)	Franchise-operated restaurants (domestic and international) as a percentage of total system-wide restaurants.

International Franchises

Our international growth is driven by development agreements with new and existing franchise partners. This growth introduces Chili’s to new countries and expands the brand within our existing markets. As of June 29, 2022, we have 15 active development arrangements. During fiscal 2022, we opened 12 new locations, and entered into two new arrangements, both with existing franchise partners. We plan to strategically pursue expansion of Chili’s internationally in areas where we see the most growth opportunities. Our international agreements provide for development fees and initial franchise fee revenues in addition to subsequent royalty fee revenues based on the gross sales of each restaurant. We expect future agreements to remain limited to enterprises that demonstrate a proven track record as a restaurant operator and showcase financial strength that can support a multi-unit development agreement.

Domestic Franchises

As of June 29, 2022, no domestic development arrangement existed, however, certain of our domestic partners have opened new domestic franchised locations. Similar to our international agreements, a typical domestic franchise agreement provides for initial franchise fees revenues in addition to subsequent royalty and advertising fee revenues based on the gross sales of each restaurant. We have from time to time purchased restaurants from our franchisees in order to support our growth objectives in certain markets. In fiscal 2022, we purchased 68 Chili’s restaurants from three former franchisees located in the Mid-Atlantic, Great Lakes and Northwest regions of the United States. We believe these acquisitions represent an opportunity to create value for our shareholders and to generate additional earnings and cash flow growth. We remain committed to supporting the growth of our existing franchisees.

Restaurant Management

Our Chili’s and Maggiano’s brands have separate designated teams who support each brand, including operations, finance, franchise, marketing, human resources and culinary. We believe these strategic, brand-focused teams foster the identities of the individual and uniquely positioned brands. To maximize efficiencies, brands continue to utilize common and shared infrastructure, including, among other services, accounting, information technology, purchasing, guest relations, legal, and restaurant development.

At the restaurant level, management structure varies by brand. A typical restaurant is led by a management team including a general managing partner, two additional managers and certified shift leaders and for Maggiano’s, an executive chef partner with an additional two to three chefs. The level of restaurant supervision depends upon the operating complexity and sales volume of individual locations. We believe there is a high correlation between the quality of restaurant management and the long-term success of a brand. In that regard, we encourage longer tenure at all management positions through various short and long-term incentive programs, which may include equity ownership. These programs, coupled with a general management philosophy emphasizing quality of life, have enabled us to attract and retain key team members.

We strive to ensure consistent quality standards in our brands through the issuance of operational manuals covering all elements of operations and food and beverage manuals, which provide guidance for preparation of brand-formulated recipes. Routine restaurant visits by all levels of management from our President and CEO and Chili’s Leadership Team to our Vice Presidents of Operations and Directors of Operations enforce strict adherence to our overall brand standards and operating procedures and also create an opportunity to capture and act on feedback so we continue to improve. Each brand is responsible for maintaining their operational training program. Depending on the brand, the training program typically includes a training period of two to three months for restaurant management trainees, as well as special training for high-potential team members and managers. We also provide recurring management training for managers and supervisors to improve effectiveness or prepare them for more responsibility.

Supply Chain and Quality Assurance

Our ability to maintain consistent quality and continuity of supply throughout each restaurant brand depends upon acquiring products from reliable sources. Our approved suppliers and our restaurants are required to adhere to strict product and safety specifications established through our quality assurance and culinary programs. These requirements are intended to ensure high-quality products are served in each of our restaurants. We strategically negotiate directly with major suppliers to obtain competitive prices. We also use purchase commitment contracts when appropriate to stabilize the potentially volatile pricing associated with certain commodity items. All essential products are available from pre-qualified distributors to be delivered to our restaurant brands. Although we have not experienced significant supply chain disruptions since the COVID-19 pandemic, we have experienced limited product shortages in our supply chain.

Additionally, as a purchaser of a variety of food products, we require our suppliers to adhere to our supplier code of conduct, which sets forth our expectation of business integrity, food safety and food ingredients, animal welfare and sustainability. Due to the relatively rapid turnover of perishable food products and inventories in the restaurants, which consist primarily of food, beverages and supplies, our inventories have a modest aggregate dollar value in relation to revenues. Internationally, our franchisees may encounter cultural and regulatory differences resulting in variances with product specifications for international restaurant locations.

Advertising and Marketing

Chili’s primary focus for developing menu innovation and targeting our digital advertising and loyalty program direct promotions are the Generation X and Millennial families who desire quality food, good value and a service experience that allows them to connect with family and friends. These young families represent a significant percentage of our guest base today and, we believe, will only grow in importance in the years ahead. We rely on digital marketing, direct marketing, social media and word of mouth to advertise. During the COVID-19 pandemic, our off-premise sales increased, and we have shifted our advertising spend to focus on these sales channels accordingly.

Our domestic Chili’s franchise agreements generally require advertising contributions to us by the franchisees. We use these contributions, in conjunction with Company funds, for the purpose of retaining advertising agencies, obtaining consumer insights, developing and producing brand-specific creative materials and purchasing national or regional media to meet the brand’s strategies. Some franchisees also spend additional amounts on local advertising. Any such local advertising is required to be approved by us.

Maggiano’s, as a “polished casual” restaurant with 54 Company-owned and franchise-operated locations, primarily targets guests from affluent households who live and work around the higher-end malls where the majority of Maggiano’s restaurants are located. Maggiano’s relies on digital marketing, direct marketing, social media and word of mouth to advertise.

Seasonality

Our business has historically been seasonal and experienced fluctuation in sales volume during the fiscal year. The highest sales are generally observed during the winter and the spring months, whereas the summer and the fall months are accompanied with lower sales. Moreover, factors such as inclement weather conditions, natural disasters, and timing of holidays tend to impact this seasonality by region.

Human Capital Management

Our employee base, as of June 29, 2022, consisted of 62,025 team members. These included 556 restaurant support center team members and 4,920 restaurant managers and above restaurant leaders, with the remainder being hourly team members. Of our hourly team members, approximately 28% are full-time and 72% are part-time employees. As of June 29, 2022, approximately 52% of our employees are women and approximately 55% of our employees (who self-identified as a race or ethnicity) are racially or ethnically diverse. Our team members are not covered by any collective bargaining agreements. Our executive officers have an average of more than 23 years of experience in the restaurant industry.

Culture and Wellbeing

For decades, our culture has been built on our passion for making people feel special, and that starts with our team members. We affectionately call them Brinkerheads, Chiliheads or Maggiano’s Teammates, and we know that when they feel their best, they provide great food and service to our guests. Our motto is “Life is Short, Work Happy” and we promote and nurture a corporate culture that promotes wellbeing, inclusion and growth. We believe that hiring, training, mentoring and supporting team members is the key to retention and living our culture.

We strive to help our team members turn their restaurant jobs into lasting careers. These career paths are made possible by a number of development programs, including the Certified Shift Leader (“CSL”) program at Chili’s, which is accredited as an apprenticeship through the National Restaurant Association Education Foundation and United States Department of Labor. Our CSL program gives hourly team members a clear path into management by providing knowledge, training and skills to become successful restaurant managers. In fiscal 2022, approximately 628 team members from the CSL program were promoted into management. We also provide separate development programs for new managers, managers preparing to become general managers and general managers preparing to become directors of operations. Approximately 73% of our new general managers are promoted from our existing team members.

Our no-cost education program, Best You EDU™, provides foundational learning, ESL, citizenship preparation courses, GED, associate degree programs and other educational benefits, such as Spanish and standard tuition reimbursement. This program is available for all team members with a minimum of 45 days of tenure and at least 15 hours of work per week.

Brinker cares about the health and wellbeing of all team members and provides resources and opportunities to help team members be their best, while at work and at home with their family, with our Be Well program. This program focuses on five areas of wellbeing: career, social, financial, physical/emotional and community. In addition to our career development programs discussed above, we provide resources and opportunities to raise millions of dollars annually for charitable causes, and we provide annual fitness reimbursements for salaried team members and free mental health counselling for those enrolled in our benefit plans.

We believe that every team member should feel valued and respected and know that their work is meaningful and makes a difference in our brands and our communities. We ask all of our team members to take a survey semi-annually, which includes meaningful feedback on how our team members feel about their overall work experience, their manager and our culture. Our executive management team reviews the results of these surveys with our Board of Directors and strives to incorporate this feedback into future strategies.

Diversity, Equity and Inclusion (“DE&I”)

Our restaurants are built on the foundation of a culture of inclusion. Our team members are diverse in gender, race, ethnicity, sexual orientation, disability, religion, age, cultural background and life experiences. We celebrate the differences that make us stronger. We are committed to a workplace environment where every team member feels that they belong and where every team member can succeed. Our Board of Directors through its committees provides oversight for aspects of our culture equity and inclusion. We are working to strengthen the foundation of our culture of inclusion and to build greater diverse leadership at Brinker through the following programs and initiatives:

•

Journey Groups – Opportunities for team members to connect with other team members interested in taking steps on their personal journey to learn and discuss anti-racism, allyship and equality in a safe space focused on a supporting book, video, podcast, etc.

•	Women Taking the Lead – Development, mentoring and resources to help professionally develop female leaders

•	Leaders Leading Through Diversity – A development program to increase diverse representation among restaurant operations leadership

•	DE&I Training – Online learning paths on topics such as conscious and unconscious bias, as well as additional mandatory training programs for certain operations leaders

•	Communities of Interest – Five resource groups providing safe spaces for underrepresented groups and allies to develop connections, share ideas and encourage diversity of thought in the organization

•	Culture of Inclusion Series – Events to help educate team members about inclusion and different cultures

•	TM Highlights – Opportunities for team members to share their personal stories, experiences, and what inclusion and allyship means to them

•

Serving it Forward – allows us to go out and support, learn and impact communities to help create a better more-inclusive tomorrow partnering with non-profits that align with our giveback pillars of education, kids and hunger

COVID-19 Team Member Support

When faced with an unprecedented pandemic, our team members stepped up to the challenge and demonstrated strength, resilience and commitment. Brinker stepped up to focus on the health and safety of our team members and guests and to provide significant financial support. Our efforts included the following, some of which includes efforts from fiscal 2020 when the pandemic began:

•	Safety – We immediately implemented enhanced cleaning and disinfecting procedures

•	Team Member Relief Fund – We paid approximately $15.7 million to help 41,920 hourly team members who had reduced or no working hours as a result of government mandated dining room closures

•	Health Screening and PPE – At shift check-in, all team members completed health screens, and we provided all our team members with face coverings which they were required to wear

•	Training – Team members completed COVID-19 specific training and at shift check-in, managers regularly gave reviews of policies and practices

•

Additional Funds – We paid hourly team members in certain circumstances for missed shifts due to a COVID-19 diagnosis, being in quarantine or living with someone diagnosed with COVID-19, and reimbursed for some out-of-pocket medical expenses incurred as a result of COVID-19

•

Benefits – We provided free mental health services for all team members and their families, and all team members enrolled in benefits were able to keep their benefits at the same discounted premium even if they were furloughed or no longer worked full-time

Information Technology and Cybersecurity

We pride ourselves on being innovators in our field, striving to create and procure cutting edge technology to improve the guest experience and create operational efficiencies. We have created and implemented technologies to facilitate a contactless guest experience through apps, tabletop and handheld devices and QR code payment. Our restaurant operators utilize our back office systems for inventory control, curbside management, forecasting, demand preparation and productivity. Our service desk supports the needs of both our restaurant support center and each of our restaurants. Our data centers are geographically dispersed, which helps support continuity of our operations and systems. Our systems operate in multiple cloud environments, which gives us ability to scale up infrastructure and provides flexibility for expansion. They are comprised of a combination of internally developed and third-party developed software; our team builds foundational frameworks to integrate and bridge technologies. We believe our information systems are sufficient to support our business and we continually seek to improve our processes based on the strategic and financial priorities of the business.

Information and data security is a priority for us, and we are consistently reviewing and evaluating risks and requirements to keep the data we have secure. Our existing cyber security policy includes continuous monitoring and detection programs, network security precautions, encryption of critical data, in depth security assessment of vendors and incident response guidelines. We continue to invest and innovate around the areas of protection of systems, sensitive data, technology and processes using third-party and in-house tools and resources. We remain vigilant in staying ahead of new and emerging risks utilizing our tools and security teams and continue to review and make strategic continued investments in our systems to keep the Company, our guests and our team members data secure.

We subscribe to multiple feeds and associations that discuss and monitor risks of any technology compromise or risks at our business partners where relevant. Relevant restaurant level personnel and employees at the restaurant support center receive annual training on information security best practices. Additionally, we provide annual credit card handling training following Payment Card Industry guidelines to team members that handle guest payment information. We maintain a disaster recovery plan and protect against business interruption by backing up our major systems. In addition, we periodically scan our environment for any vulnerability, perform penetration testing and engage third parties to assess effectiveness of our data security practices. A third-party conducts regular network security reviews, scans and audits.

The Audit Committee of the Board of Directors has oversight responsibility for our data security practices and we believe the committee has the requisite skills and visibility into the design and operation of our data security practices, to fulfill this responsibility effectively. Management reporting on the effectiveness of these practices is provided to the Board of Directors, including the Audit Committee, on a quarterly basis or as needed.

Trademarks

We have registered, among other marks, “Brinker International”, “Chili’s”, “Maggiano’s”, “Maggiano’s Little Italy”, “It’s Just Wings” and “Maggiano’s Italian Classics” as trademarks with the United States Patent and Trademark Office.

Available Information

We maintain a website with the address of http://www.brinker.com. You may obtain at our website, free of charge, copies of our reports filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. The SEC also maintains a website, with the address of www.sec.gov, which contains reports, proxy and information statements, and other information filed electronically or furnished to the SEC.

In addition, you may view and obtain, free of charge, at our website, copies of our corporate governance materials, including: Corporate Governance Guidelines, Audit Committee Charter,

Compensation Committee Charter, Governance and Nominating Committee Charter, Code of Conduct for the Board of Directors, Brinker International Code of Conduct - Making People Feel Special and Policy Governing the Improper Use of Materials. The information contained on our website is not a part of this Annual Report on Form 10-K.

ITEM 1A.	RISK FACTORS

We caution you that our business, financial condition and results of operations are subject to a number of risks and uncertainties that make an investment in our securities risky. The risk factors listed below could cause actual results to differ materially from our historical results or from those projected in forward-looking statements contained in this report, our other filings with the SEC, our news releases, or our other verbal or written communications. In addition to the effects of the COVID-19 pandemic and resulting disruptions on our business and operations and in the risk factors below, additional risks and uncertainties that are currently not known or believed by us to be immaterial may also have a material negative impact on our business, financial condition and results of operations. In any such event, the trading price of our securities could decline and you could lose all or part of your investment.

Strategic and Operational Risks

If we are unable to successfully design and execute a business strategy plan, our gross sales and profitability may be adversely affected.

Our ability to increase revenues and profitability is dependent on designing and executing effective business strategies. If we are delayed or unsuccessful in executing our strategies or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer. Our ability to meet our business strategy plan is dependent upon, among other things, our and our franchisees’ ability to:

•	Increase gross sales and operating profits at existing restaurants with food and beverage options desired by our guests;

•	Evolve our marketing and branding strategies in order to appeal to guests;

•	Innovate and implement technology initiatives that provide a unique digital guest experience;

•	Identify adequate sources of capital to fund and finance strategic initiatives, including reimaging existing restaurants, new restaurant development and new restaurant equipment;

•	Grow and expand operations, including identifying available, suitable and economically viable locations for new restaurants, or making strategic acquisitions; and

•	Improve the speed and quality of our service.

Changes in consumer preferences may decrease demand for food at our restaurants.

Changing health or dietary preferences may cause consumers to avoid our products in favor of alternative foods. The food service industry as a whole depends on consumer preferences at the local, regional, national and international levels. New information or changes in dietary, nutritional or health insurance guidelines, whether issued by government agencies, academic studies, advocacy organizations or similar groups, may cause consumers to select foods other than those that are offered by our restaurants. We may not be able to adequately adapt our menu offerings to keep pace with developments in current consumer preferences, which may result in reductions to the revenues generated by our Company-owned restaurants and the payments we receive from franchisees.

Food safety incidents at our restaurants or in our industry or supply chain may adversely affect customer perception of our brands or industry and result in declines in sales and profits.

Regardless of the source or cause, any report of food-borne illnesses or other food safety issues at one of our restaurants or our franchisees’ restaurants could irreparably damage our brand reputations and result in declines in guest traffic and sales at our restaurants. A food safety incident may subject us to regulatory actions and litigation, including criminal investigations, and we may be required to incur significant legal costs and other liabilities. Food safety incidents may occur in our supply chain and be out of our control. Health concerns or outbreaks of disease in a food product could also reduce demand for particular menu offerings. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the restaurant industry in general and adversely affect our sales or cause us to incur additional costs to implement food safety protocols beyond industry standards. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.

Unfavorable publicity relating to one or more of our restaurants in a particular brand may taint public perception of the brand.

Multi-unit restaurant businesses can be adversely affected by publicity resulting from poor food quality, customer complaints, litigation, illness or health concerns or other issues stemming from one or a limited number of restaurants, regardless of whether such events have a factual basis. In particular, since we depend heavily on the Chili’s brand for a majority of our revenues, unfavorable publicity relating to one or more Chili’s restaurants could have a material adverse effect on the Chili’s brand, and consequently on our business, financial condition and results of operations. The speed at which negative publicity (whether or not accurate) can be disseminated has increased dramatically with the capabilities of the internet. If we are unable to quickly and effectively respond to such reports, we may suffer declines in guest traffic which could materially impact our financial performance.

Additionally, consumers’ ability to immediately post opinions on social media platforms to a broad audience of consumers and other interested persons, often without filters or checks on accuracy of the content posted, may be adverse to our interests and may harm our performance, prospects or business, regardless of the information’s accuracy. The use of social media vehicles by our guests or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

We face risks related to our ability to continue to grow sales through delivery orders and digital commerce.

Part of our strategy for growth is dependent on increased sales from guests that want to enjoy our food off premises. Customers are increasingly using websites and applications, including both our internally developed brand websites and third-party delivery aggregators, to place and pay for their orders. As we become increasingly reliant on digital ordering and payment as a sales channel, our business could be negatively impacted if we are unable to successfully implement, execute or maintain our consumer-facing digital initiatives, such as curbside pick-up, brand websites, and application based ordering. These digital ordering and payment platforms also could be damaged or interrupted by power loss, technological failures, user errors, cyber-attacks, other forms of sabotage, inclement weather or natural disasters. The digital ordering platforms we rely on could experience interruptions, which could limit or delay customers’ ability to order through such platforms or make customers less inclined to return to such platforms.

We currently rely on third-party delivery providers for our off premise delivery (other than Maggiano’s catering). We rely on such third-party providers for ordering and payment platforms that receive guest orders and that send orders directly to our point-of-sale system. These platforms, as well as our own brand websites, could be damaged or interrupted by technological failures, cyber-attacks or other factors, which may adversely impact our sales through these channels.

Delivery providers generally fulfill delivery orders through drivers that are independent contractors. These drivers may make errors, fail to make timely deliveries, damage our food or poorly represent our brands, which may lead to customer disappointment, reputational harm and unmet sales expectations. Our sales may also be adversely impacted if there is a shortage of drivers that are willing and available to make deliveries from our restaurants. If the third-party aggregators that we utilize for delivery cease or curtail their operations, fail to maintain sufficient labor force to satisfy demand, materially change fees, access or visibility to our products or give greater priority or promotions on their platforms to our competitors, our business may be negatively impacted.

Loss of key management personnel could hurt our business and limit our ability to operate and grow successfully.

Our success depends, to a significant extent, on our leadership team and other key management personnel. These personnel serve to maintain a corporate vision for our Company, execute our business strategy, and maintain consistency in the operating standards of our restaurants. If we are unable to attract and retain sufficiently experienced and capable key management personnel, our business and financial results may suffer.

Failure to recruit, train and retain high-quality restaurant management and team members may result in lower guest satisfaction and lower sales and profitability.

Our restaurant-level management and team members are largely responsible for the quality of our service. Our guests may be dissatisfied and our sales may decline if we fail to recruit, train and retain managers and team members that effectively implement our business strategy and provide high quality guest service. There is active competition for quality management personnel and hourly team members. We are experiencing and may continue to experience challenges in recruiting and retaining team members in various locations as we are experiencing an increasingly tight and competitive labor market. These challenges may continue to result in higher labor costs (such as increased overtime to meet demand and increased wages to attract and retain team members), increased turnover and a shortage of adequate management personnel and hourly team members required for operations and for future growth, which can lead to lower guest satisfaction and decreased profitability.

Our results can be adversely affected by events, such as adverse weather conditions, natural disasters, climate change, pandemics such as the COVID-19 pandemic or other catastrophic events.

Adverse weather conditions, natural disasters, climate change or catastrophic events, such as terrorist acts, can adversely impact restaurant sales. Natural disasters such as earthquakes, hurricanes, and severe adverse weather conditions, climate change and health pandemics (such as COVID-19) whether occurring in the United States or abroad, can keep customers in the affected area from dining out, adversely affect consumer spending and confidence levels and supply availability and costs, cause damage to or closure of restaurants and result in lost opportunities for our restaurants. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.

The large number of Company-owned restaurants concentrated in Texas, Florida and California makes us susceptible to changes in economic and other trends in those regions.

A high concentration of our Company-owned restaurants are located in Texas, Florida and California comprising 18.5%, 11.6% and 9.5%, respectively, as of June 29, 2022. As a result, we are particularly susceptible to adverse trends and economic conditions in those states. Negative publicity, local economic conditions, health epidemics or pandemics (such as COVID-19), local strikes, energy shortages or extreme fluctuations in energy prices, droughts, earthquakes, fires or other natural disasters in regions where our restaurants are highly concentrated could have a material adverse effect on our business and operations. For example, declines in oil prices may increase levels of unemployment and cause other economic pressures that result in lower sales and profits at our restaurants in oil market regions of Texas and surrounding areas.

The success of our franchisees is important to our future growth.

We have a significant percentage of system-wide restaurants owned and operated by our franchisees. While our franchise agreements are designed to require our franchisees to maintain brand consistency, the franchise relationship reduces our direct day-to-day oversight of these restaurants and may expose us to risks not otherwise encountered if we maintained ownership and control. Our reputation and financial results may be negatively impacted by: franchisee defaults in their obligations to us; limitations on our ability to enforce franchise obligations due to bankruptcy proceedings or differences in legal remedies in international markets; franchisee failures to participate in business strategy changes due to financial constraints; franchisee failures to meet obligations to pay employees; and franchisees’ failure to comply with food quality and preparation requirements.

Additionally, our international franchisees are subject to risks not encountered by our domestic franchisees, and royalties paid to us may decrease if their businesses are negatively impacted. These risks include:

•	Difficulties in achieving consistency of product quality and service as compared to domestic operations;

•	Changes to recipes and menu offerings to meet cultural norms;

•	Challenges to obtain adequate and reliable supplies necessary to provide menu items and maintain food quality; and

•	Differences, changes or uncertainties in economic, regulatory, legal, cultural, social and political conditions.

Failure to protect our service marks or other intellectual property could harm our business.

We regard our Chili’s® and Maggiano’s® service marks, and other service marks and trademarks related to our restaurant businesses, as having significant value and being important to our marketing efforts. We rely on a combination of protections provided by contracts, copyrights, patents, trademarks, service marks and other common law rights, such as trade secret and unfair competition laws, to protect our restaurants and services from infringement. We have registered certain trademarks and service marks in the United States and foreign jurisdictions. However, we are aware of names and marks identical or similar to our service marks being used from time to time by other entities. Although our policy is to oppose any such infringement, further or unknown unauthorized uses or other misappropriation of our trademarks or service marks could diminish the value of our brands and adversely affect our business. In addition, effective intellectual property protection may not be available in every country in which we have or intend to open or franchise a restaurant. Although we believe we have taken appropriate measures to protect our intellectual property, there can be no assurance that these protections will be adequate and defending or enforcing our service marks and other intellectual property could result in the expenditure of significant resources.

We outsource certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.

Some business processes are or may in the future be outsourced to third parties. Such processes include certain information technology processes, gift card tracking and authorization, credit card authorization and processing, insurance claims processing, certain payroll processing, tax filings and other accounting processes. We also continue to evaluate our other business processes to determine if additional outsourcing is a viable option to accomplish our goals. We make a diligent effort to ensure that all providers of outsourced services are observing proper internal control practices, such as redundant processing facilities and adequate security frameworks to guard against breaches or data loss; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services could have an adverse effect on our results of operations, financial condition or ability to accomplish our financial and management reporting.

ESG matters, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition, and operating results and may damage our reputation.

Companies across all industries are facing increasing scrutiny relating to their environmental, social, and governance practices. Changing consumer preferences may result in increased demands regarding our products and supply chain and their respective environmental and social impact, including on sustainability. These demands could require additional transparency, due diligence, and reporting and could cause us to incur additional costs or to make changes to our operations to comply with such demands. We may also determine that certain changes are required in anticipation of further evolution of consumer preferences and demands. Increased focus and activism related to ESG may also result in investors reconsidering their investment decisions as a result of their assessment of a company’s ESG practices. Further, concern over climate change and other environmental sustainability matters, has and may in the future result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment, including greenhouse gas emissions regulations, alternative energy policies, and sustainability initiatives. If we fail to achieve any goals, targets, or objectives we may set with respect to ESG matters, if we do not meet or comply with new regulations or evolving consumer, investor, industry, or stakeholder expectations and standards, including those related to reporting, or if we are perceived to have not responded appropriately to the growing concern for ESG matters, we may face legal or regulatory actions, the imposition of fines, penalties, or other sanctions, adverse publicity, and decreased demand from consumers, or the price of our common shares could decline, any of which could materially harm our reputation or have a material adverse effect on our business, financial condition, or operating results.

Macroeconomic and Industry Risks

Competition may adversely affect our operations and financial results.

The restaurant business is highly competitive as to price, service, restaurant location, convenience, and type and quality of food. We compete within each market with locally-owned restaurants as well as national and regional restaurant chains. The casual dining segment of the restaurant industry has not seen significant growth in customer traffic in recent years and saw a significant decrease as a result of the COVID-19 pandemic, from which a full recovery has not yet been made. If these trends continue, our ability to grow customer traffic at our restaurants (including through off-premise) will depend on our ability to increase our market share within the casual dining segment. We also face competition from quick service and fast casual restaurants; the convergence in grocery, deli and restaurant services; and meal kit and food delivery providers. We compete primarily on the quality, variety and value perception of menu items, as well as the quality and efficiency of service, the attractiveness of facilities and the effectiveness of advertising and marketing programs. Although we may implement a number of business strategies, the success of new products, initiatives and overall strategies is highly difficult to predict. If we are unable to compete effectively, our gross sales, guest traffic and profitability may decline.

Global and domestic economic conditions negatively impact consumer discretionary spending and our business operations and could have a material negative effect on our financial performance.

The restaurant industry is dependent upon consumer discretionary spending, which is negatively affected by global and domestic economic conditions, such as: fluctuations in disposable income and changes in consumer confidence, the price of gasoline, slow or negative growth, unemployment, credit conditions and availability, volatility in financial markets, inflationary pressures, weakness in the housing market, tariffs and trade barriers, pandemics or public health concerns, and changes in government and central bank monetary policies. When economic conditions negatively affect consumer spending, discretionary spending for restaurant visits will be challenged, our guest traffic may deteriorate and the average amount guests spend in our restaurants may be reduced. This will negatively impact our revenues and also result in lower royalties collected, spreading fixed costs across a lower level of sales, and in turn, cause downward pressure on our profitability. This could result in further reductions in staff levels, asset impairment charges and potential restaurant closures.

We have been adversely impacted by, and may continue to be adversely impacted by, ongoing macroeconomic challenges in the U.S. and other regions of the world where our franchisees operate arising in connection with the COVID-19 pandemic, including recent labor, commodity, transportation and other inflationary pressures, supply chain disruptions, military conflict and impacts arising from governmental restrictions implemented in certain regions to mitigate against the pandemic.

General economic conditions, including inflation and fluctuations in energy costs, may continue to increase our operating expenses.

We have in the past, and are currently experiencing the impacts of economic conditions, including inflation and fluctuations in utility and energy costs. Inflation has caused added food, labor and benefits costs and increased our operating expenses. Fluctuations and increases in utility and energy costs have also increased our operating expenses on regional and national levels, including through suppliers putting pressure on margins by passing on higher prices for petroleum-based fuels. As operating expenses rise, we, to the extent permitted by competition, recover costs by raising menu prices, or by implementing alternative products, processes or cost reduction procedures. We cannot ensure, however, we will be able to continue to recover some of the increases in operating expenses due to economic conditions, including inflation, in this manner.

Shortages or interruptions in the availability and delivery of food and other products may increase costs or reduce revenues.

Possible shortages or interruptions in the supply of food items and other products to our restaurants caused by inclement weather; natural disasters such as floods, droughts and hurricanes; health epidemics or pandemics (such as COVID-19); shortages in the availability of truck drivers; the inability of our suppliers to obtain credit in a tight credit market; trade barriers; food safety warnings or advisories or the prospect of such pronouncements; animal disease outbreaks; or other conditions beyond our control could adversely affect the availability, quality and cost of items we buy and the operations of our restaurants. Our inability to effectively manage supply chain risk could increase our costs or reduce revenues and limit the availability of products critical to our restaurant operations.

Information and Technology Related Risks

We are exposed to risks related to cyber security and protection of confidential information, and failure to protect the integrity and security of payment card or individually identifiable information of our guests and teammates or confidential and proprietary information of the Company could damage our reputation and expose us to loss of revenues, increased costs and litigation.

Our technology systems contain personal, financial and other information that is entrusted to us by our guests and team members, as well as financial, proprietary and other confidential information related to our business, and a significant portion of our restaurant sales are by credit or debit cards. If our technology systems, or those of third-party services providers we rely upon, are compromised as a result of a cyber-attack (including whether from circumvention of security systems, denial-of-service attacks, hacking, “phishing” attacks, computer viruses, ransomware, malware, or social engineering) or other external or internal method, it could result in an adverse and material impact on our reputation, operations, and financial condition. The cyber risks we face range from cyber-attacks common to most industries, to attacks that target us due to the confidential consumer information we obtain through our electronic processing of credit and debit card transactions. Such security breaches could also result in litigation or governmental investigation against us, as well as the imposition of penalties. These impacts could also occur if we are perceived either to have had an attack or to have failed to properly respond to an incident.

To conduct our operations, we regularly move data across national borders, and consequently are subject to a variety of continuously evolving and developing laws and regulations regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. The use and disclosure of such information is regulated and enforced at the federal, state and international levels, and these laws, rules and regulations are subject to change.

As privacy and information security laws and regulations change or cyber risks evolve pertaining to data, we may incur significant additional costs in technology, third-party services and personnel to maintain systems designed to anticipate and prevent cyber-attacks. For example, the Company experienced a cyber security incident at some Chili’s locations in fiscal 2018. As a result of the incident, we have taken certain additional preventative measures to reduce cyber risks. However, we cannot provide assurance that our security frameworks and measures will be successful in preventing future cyber-attacks or data loss.

We are dependent on information technology and any material failure in the operation or security of that technology or our ability to execute a comprehensive business continuity plan could impair our ability to efficiently operate our business.

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, management of our supply chain, collection of cash, payment of obligations and various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems or a breach in security of these systems could cause delays in customer service and reduce efficiency in our operations.

Additionally, our corporate systems and processes and corporate support for our restaurant operations are handled primarily at our restaurant support center. We have disaster recovery procedures and business continuity plans in place to address most events of a crisis nature, including tornadoes and other natural disasters, and back up and off-site locations for recovery of electronic and other forms of data and information. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation and exposure to administrative and other legal claims.

Financial Risks

Downgrades in our credit ratings could impact our ability to access capital and materially adversely affect our business, financial condition and results of operations.

Credit rating agencies have, and in the future may, change their credit rating for us, among other things, based on the performance of our business, our capital strategies or their overall view of our industry. There can be no assurance that any rating assigned to our currently outstanding public debt securities will remain in effect for any given period of time or that any such ratings will not be further lowered, suspended or withdrawn entirely by a rating agency if, in that agency’s judgment, circumstances so warrant. A downgrade of our credit ratings could, among other things:

•	Increase our cost of borrowing;

•	Limit our ability to access capital;

•	Result in more restrictive covenants in agreements governing the terms of any future indebtedness that we may incur, including restrictions on our ability to pay distributions or repurchase shares;

•	Require us to provide collateral for any future borrowings; and

•	Adversely affect the market price of our outstanding debt securities.

These ratings and our current credit condition affect, among other things, our ability to access new capital. Negative changes to these ratings may result in more stringent covenants and higher interest rates under the terms of any new debt agreement. Our credit ratings could be further lowered, or rating agencies could issue adverse commentaries in the future, which could have a material adverse effect on our business, financial condition, results of operations and liquidity. In particular, a weakening of our financial condition, including any further increase in our leverage or decrease in our profitability or cash flows, could adversely affect our ability to obtain necessary funds, could result in a credit rating downgrade or change in outlook, or could otherwise increase our cost of borrowing.

Declines in the market price of our common stock or changes in other circumstances that may indicate an impairment of goodwill could adversely affect our financial position and results of operations.

We perform our annual goodwill impairment tests in the second quarter of each fiscal year. Interim goodwill impairment tests are also required when events or circumstances change between annual tests that would more likely than not reduce the fair value of our reporting units below their carrying value. We performed our annual goodwill impairment test in the second quarter of fiscal 2022 and no indicators of impairment were identified. Additionally, no indicators of impairment were identified through the end of fiscal 2022. This assessment is predicated on our ability to continue to operate dining and banquet rooms and generate off-premise sales at our restaurants. Management’s judgment about the short and long term impacts of the COVID-19 pandemic could change as additional facts become known and therefore affect these conclusions. We will continue to monitor and evaluate our results and evaluate the likelihood of any potential impairment charges at our reporting units.

It is possible that a change in circumstances such as the decline in the market price of our common stock or changes in consumer spending levels, or in the numerous variables associated with the judgments, assumptions and estimates made in assessing the appropriate valuation of our goodwill, could negatively impact the valuation of our brands and create the potential for the recognition of impairment losses on some or all of our goodwill. If we were required to write down a portion of our goodwill and record related non-cash impairment charges, our financial position and results of operations would be adversely affected.

Changes to estimates related to our property and equipment, or operating results that are lower than our current estimates at certain restaurant locations, may cause us to incur impairment charges on certain long-lived assets.

We make certain estimates and projections with respect to individual restaurant operations, as well as our overall performance in connection with our impairment analyses for long-lived assets. An impairment charge is required when the carrying value of the asset exceeds the estimated fair value.

For example, in fiscal 2022, we recognized $8.3 million of long-lived asset and lease asset impairment charges as a result of decreased cash flows, and it is possible that we may incur similar charges in greater amounts in the future. Refer to Note 1 - Nature of Operations and Summary of Significant Accounting Policies within Part II, Item 8 - Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements for more information. The projection of future cash flows used in the analyses requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, our financial position and results of operations could be adversely affected.

Legal and Regulatory Risks

Litigation could have a material adverse impact on our business and our financial performance.

We are subject to lawsuits, administrative proceedings and claims that arise in the regular course of business or out of special circumstances. These matters typically involve claims by guests, team members and others regarding issues such as food-borne illness, food safety, premises liability, compliance with wage and hour requirements, work-related injuries, discrimination, harassment, disability and other operational issues common to the food service industry, as well as contract disputes and intellectual property infringement matters. Our franchise activity also creates a risk of us being named as a joint employer of workers of franchisees for alleged violations of labor and wage laws. We could be adversely affected by negative publicity and litigation costs resulting from these claims, regardless of their validity. Significant legal fees and costs in complex class action litigation or an adverse judgment or settlement that is not insured or is in excess of insurance coverage could have a material adverse effect on our financial position and results of operations.

Our business and operation could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expenses, hinder execution of investment strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Publicly traded companies also may become the target of shareholder activism, which could take many forms or arise in a variety of situations. Due to the potential volatility of our stock price and for a variety of other reasons, we may become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and legal fees and divert management’s and our Board of Directors’ attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

From time to time we may implement measures that make it more difficult for an activist investor or potential acquirer to purchase a large portion of our securities, to initiate a tender offer or a proxy contest, or to acquire the Company through a merger or similar transaction. These measures may discourage investment in our common stock and may delay or discourage acquisitions that would result in our stockholders receiving a premium for their shares over the then-current market price.

Employment and labor laws and regulations may increase the cost of labor for our restaurants.

We are subject to various federal, state and local employment and labor laws and regulations that govern employment and labor matters, including, employment discrimination, minimum wages, work scheduling, overtime, tip credits, tax reporting, working conditions, safety standards, family leave and immigration status. Compliance with these laws and regulations can be costly, and a failure or perceived failure to comply with these laws could result in negative publicity or litigation. Some states and localities have, and many others are contemplating, increases to their minimum wage and tip credit wage, and such increases can have a significant impact on our labor costs. In addition, new employment or labor laws may mandate additional benefits for employees or impose additional obligations that may adversely impact the costs of labor, the availability of labor and our business operations. In addition, our suppliers may be affected by higher minimum wage standards or availability of labor, which may increase the price of goods and services they supply to us. There are no assurances that a combination of cost management and price increases can offset all of the costs associated with compliance.

Governmental regulation may adversely affect our ability to maintain our existing and future operations and to open new restaurants.

We are subject to extensive federal, state, local and international laws and regulations, which vary from jurisdiction to jurisdiction and which increase our exposure to litigation and governmental proceedings. Among other laws and regulations, we are subject to laws and regulations relating to the design and operation of facilities, minimum wage, licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies, nutritional content and menu labeling, including the Affordable Care Act, which requires restaurant companies such as ours to disclose calorie information on their menus. Compliance with these laws and regulations may lead to increased costs and operational complexity, changes in sales mix and profitability, and increased exposure to governmental investigations or litigation. We cannot reliably anticipate any changes in guest behavior resulting from implementation of these laws.

We are also subject to federal and state environmental regulations, and although these have not had a material negative effect on our operations, we cannot ensure this will not occur in the future. In particular, the United States and other foreign governments have increased focus on environmental matters such as climate change, greenhouse gases and water conservation. These efforts could result in increased taxation or in future restrictions on or increases in costs associated with food and other restaurant supplies, transportation costs and utility costs, any of which could decrease our operating profits and/or necessitate future investments in our restaurant facilities and equipment to achieve compliance.

We are subject to federal and state laws and regulations which govern the offer and sale of franchises and which may supersede the terms of franchise agreements between us and our franchisees. Failure to comply with such laws and regulations or to obtain or retain licenses or approvals to sell franchises could adversely affect us and our franchisees. Due to our international franchising, we are also subject to governmental regulations throughout the world impacting the way we do business with our international franchisees. These include antitrust and tax requirements, anti-boycott regulations, import/export/customs and other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could adversely impact our business and financial performance.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state, local, and international authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the United States in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are subject to the internal control requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which require management to assess the effectiveness of our internal control over financial reporting and our independent auditors to attest to the effectiveness of our internal control over financial reporting. Our processes for designing and implementing effective internal controls involve continuous effort that requires us to anticipate and react to changes in our business as well as in the economic and regulatory environments. As a result, we expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take as part of this effort will be sufficient to maintain effective internal control over our financial reporting. Failure to maintain effective internal controls could result in consolidated financial statements that do not accurately reflect our financial condition, cause investors to lose confidence in our reported financial information, or result in regulatory scrutiny, penalties or shareholder litigation, all of which could have a negative effect on the trading price of our common stock.

General Risk Factors

Other risk factors may adversely affect our financial performance.

Other risk factors that could cause our actual results to differ materially from those indicated in forward-looking statements, include, without limitation, changes in financial and credit markets (including rising interest rates); increased fuel costs and availability for our team members, customers and suppliers; increased health care costs; health epidemics or pandemics (such as COVID-19) or the prospects of these events; changes in consumer behaviors; changes in demographic trends; labor shortages and availability of employees; union organization; strikes; terrorist acts; energy shortages and rolling blackouts; weather and climate change (including, major hurricanes and regional winter storms); inadequate insurance coverage; and limitations imposed by our credit agreements.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

None.

ITEM 2.	PROPERTIES

Restaurant Locations

As of June 29, 2022, our system of Company-owned and franchise-operated restaurants included 1,650 restaurants. The below table contains a breakdown of our portfolio of restaurants:

	June 29, 2022
	Domestic	International	Total
Chili’s
Company-owned	1,131	5	1,136
Franchise	101	359	460

	1,232	364	1,596

Maggiano’s
Company-owned	52	—	52
Franchise	2	—	2
	54	—	54

System-wide	1,286	364	1,650

Our Company-owned and franchise-operated restaurants in the United States are located in 49 states and Washington, D.C. We and our franchisees also have restaurants in two United States territories, Guam and Puerto Rico, and 28 countries: Bahrain, Canada, Chile, China, Costa Rica, the Dominican Republic, Ecuador, Egypt, Germany, Guatemala, Honduras, India, Japan, Kuwait, Lebanon, Malaysia, Mexico, Morocco, Oman, Peru, Philippines, Qatar, Saudi Arabia, South Korea, Sri Lanka, Taiwan, Tunisia, and the United Arab Emirates.

June 29, 2022
	Domestic	International
	No. of States	No. of countries and U.S. territories
Chili’s	49	30
Maggiano’s	23 & D.C.	—

Restaurant Property Information

The following table illustrates the approximate dining room capacity for a prototypical restaurant of each of our brands:

	Chili’s	Maggiano’s
Square feet	3,200-8,100	8,100-28,400
Dining seats	140-350	260-770
Dining tables	20-70	60-100

As of June 29, 2022, we own 52 properties of the 1,188 Company-owned restaurant locations. The related book value of these owned restaurant locations as of June 29, 2022 includes Land of $42.9 million and the net book value of Buildings and leasehold improvements totaling $14.9 million. The remaining 1,136 Company-owned restaurant locations are leased by us and the net book value of the Buildings and leasehold improvements totaled $475.1 million. These leased restaurant locations can be categorized as follows: 773 ground leases (where we lease land only, but construct the building and leasehold improvements) and 363 retail leases (where we lease the land/retail space and building, but construct the leasehold improvements). We believe that our properties are suitable, adequate, well-maintained and sufficient for the operations contemplated. Our leased restaurants typically have an initial lease term of 10 to 20 years, with one or more renewal terms typically ranging from 1 to 10 years. The leases typically provide for a fixed rental or a fixed rental plus percentage rentals based on sales volume.

Other Properties

We lease an office building in Dallas, Texas containing approximately 216,300 square feet which we use for our corporate headquarters and menu development activities. We also lease but have ceased use of our previous headquarters location consisting of 198,000 square feet.

ITEM 3.	LEGAL PROCEEDINGS

This information is set forth within Part II, Item 8 - Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 16 - Commitments and Contingencies of this Annual Report on Form 10-K is incorporated herein by reference.

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “EAT”, and as of August 19, 2022, there were 453 holders of record of our common stock.

Comparison of Five Year Cumulative Total Return

The graph below presents Brinker International, Inc.’s cumulative 5-Year total shareholder return on common stock relative to the cumulative total returns of the S&P 500 index and the S&P Restaurants index for the period of June 28, 2017 through June 29, 2022. The graph is based on $100 invested as of June 28, 2017 in the Company’s common stock and each index, including the reinvestment of all dividends. The values shown below are neither indicative nor determinative of future performance.

	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020	Fiscal 2021	Fiscal 2022
Brinker International	$100.00	$135.57	$108.36	$68.61	$180.35	$65.35
S&P 500	$100.00	$114.37	$126.29	$135.77	$191.15	$170.86
S&P Restaurants(1)	$100.00	$99.39	$147.18	$134.08	$188.11	$171.47

(1)	The S&P Restaurants Index is comprised of Chipotle Mexican Grill, Inc., Darden Restaurants, Inc., Domino’s Pizza Inc., McDonald’s Corp., Starbucks Corp., and Yum! Brands, Inc.

Dividend Program

In the fourth quarter of fiscal 2020, our Board of Directors voted to suspend the quarterly cash dividend due to uncertainty surrounding the duration of closures of our dining rooms and other restrictions mandated by state and local governments in response to the COVID-19 pandemic.

Future decisions to reinstate the dividend program to pay, or to increase or decrease dividends, are at the discretion of the Board of Directors and will be dependent on our operating performance, financial condition, capital expenditure requirements, limitations on cash distributions pursuant to the terms and conditions of our revolving credit facility and applicable law, and such other factors that the Board of Directors considers relevant.

Refer to Part II, Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources for further information.

Refer to Part II, Item 8 - Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 10 - Debt and Note 13 - Shareholders’ Deficit of this Annual Report on Form 10-K for further discussion of our long-term debt and shareholders’ deficit, respectively.

Share Repurchase Program

In the fourth quarter of fiscal 2020, our share repurchase program was suspended in response to the business downturn caused by the COVID-19 pandemic. In August 2021, our Board of Directors reinstated the share repurchase program, allowing for a total available repurchase authority of $300 million.

During the thirteen week period ended June 29, 2022, we repurchased shares as follows (in millions, except per share amounts, unless otherwise noted):

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value that May Yet be Purchased Under the Program(2)
March 31, 2022 through May 4, 2022	—	$—	—	$204.0
May 5, 2022 through June 1, 2022	0.0	$38.83	—	$204.0
June 2, 2022 through June 29, 2022	—	$—	—	$204.0

Total	0.0	$38.83	—

(1)

These amounts include shares purchased as part of our publicly announced programs and shares owned and tendered by team members to satisfy tax withholding obligations on the vesting of restricted share awards, which are not deducted from shares available to be purchased under publicly announced programs. Unless otherwise indicated, shares owned and tendered by team members to satisfy tax withholding obligations were purchased at the average of the high and low prices of the Company’s shares on the date of vesting. In the fourth quarter of fiscal 2022, 563 shares were tendered by team members at an average price of $38.83.

(2)	The final amount shown is as of June 29, 2022.

ITEM 6.	RESERVED

Reserved.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help you understand our Company, our operations and our current operating environment. For an understanding of the significant factors that influenced our performance, the MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes to Consolidated Financial Statements included in Part II, Item 8 - Financial Statements and Supplementary Data of our Annual Report. Our MD&A consists of the following sections:

•	Overview - a brief description of our business and a discussion on the financial impact of the COVID-19 pandemic and other trends impacting our business

•	Results of Operations - an analysis of the Consolidated Statements of Comprehensive Income included in the Consolidated Financial Statements

•

Liquidity and Capital Resources - an analysis of cash flows, including capital expenditures, aggregate contractual obligations, share issuance and repurchase activity, and known trends that may impact liquidity

•	Off-Balance Sheet Arrangements - a discussion of the off-balance sheet arrangements entered into by us

•	Critical Accounting Estimates - a discussion of accounting policies that require critical judgments and estimates including recent accounting pronouncements

The following MD&A includes a discussion comparing our results in fiscal 2022 to fiscal 2021. For a discussion comparing our results from fiscal 2021 to fiscal 2020, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2021, filed with the SEC on August 26, 2021.

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States, and include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We have a 52 or 53 week fiscal year ending on the last Wednesday in June. We utilize a 13 week accounting period for quarterly reporting purposes, except in years containing 53 weeks when the fourth quarter contains 14 weeks. Fiscal 2022 and Fiscal 2020, which ended on June 29, 2022 and June 24, 2020, respectively, each contained 52 weeks. Fiscal 2021, which ended on June 30, 2021, contained 53 weeks. All amounts within the MD&A are presented in millions unless otherwise specified.

OVERVIEW

We are principally engaged in the ownership, operation, development, and franchising of the Chili’s® Grill & Bar (“Chili’s”) and Maggiano’s Little Italy® (“Maggiano’s”) restaurant brands, as well as virtual brands including It’s Just Wings® and Maggiano’s Italian Classics®. Our two restaurant brands, Chili’s and Maggiano’s, are both operating segments and reporting units. Refer to Part I, Item 1 - Business of this document for additional information about our business and operational strategies.

Impact of COVID-19 Pandemic

The number of open dining rooms and the dining room capacity restrictions have fluctuated over the course of the pandemic based on state and local mandates and has resulted in significant adverse impacts to our guest traffic and sales primarily in fiscal 2021 and fiscal 2020. In fiscal 2022, we have experienced limited product shortages and service disruptions in our supply chain, limited availability of labor to operate our restaurants due to a tight labor market and an increase in employee turnover. It is possible that supply chain and labor shortages or disruptions could continue or increase in future periods if demand for goods, transportation and labor remains high. Additional impacts to the business may arise that we are not aware of currently. We will continue to closely monitor and adapt to the evolving situation.

Impact of Inflation

In fiscal 2022, inflation did have a material impact on our operations resulting in an increase of high single digits to Food and beverage costs and Restaurant labor and we reasonably expect inflation to be in the mid-teens in fiscal 2023. Increases in inflation could have a severe impact on the United States or global economies and have an adverse impact on our business, financial condition and results of operations. If commodity pricing and labor costs increase significantly, we may not be able to adjust menu prices to sufficiently offset the effect of the various cost increases without negatively impacting consumer demand.

RESULTS OF OPERATIONS

The following table sets forth selected operating data:

	Fiscal Years Ended
	June 29, 2022		June 30, 2021(2)
	Dollars	As a percentage(1)	Dollars	As a percentage(1)
Revenues
Company sales	$3,712.1	97.6%	$ 3,279.0	98.2%
Franchise and other revenues	92.0	2.4%	58.8	1.8%

Total revenues	3,804.1	100.0%	3,337.8	100.0%

Operating costs and expenses
Food and beverage costs	1,048.5	28.2%	867.8	26.4%
Restaurant labor	1,288.1	34.7%	1,108.2	33.8%
Restaurant expenses	968.3	26.1%	858.5	26.2%
Depreciation and amortization	164.4	4.3%	150.2	4.5%
General and administrative	144.1	3.8%	134.8	4.0%
Other (gains) and charges	31.2	0.8%	19.0	0.6%

Total operating costs and expenses	3,644.6	95.8%	3,138.5	94.0%

Operating income	159.5	4.2%	199.3	6.0%
Interest expenses	46.1	1.2%	56.2	1.7%
Other income, net	(1.8)	0.0%	(2.1)	(0.1)%

Income before income taxes	115.2	3.0%	145.2	4.4%
Provision (benefit) for income taxes	(2.4)	(0.1)%	13.6	0.5%

Net income	$117.6	3.1%	$131.6	3.9%

(1)	Food and beverage costs, Restaurant labor and Restaurant expenses are calculated based on a percentage of Company sales. All others are calculated as a percentage of Total revenues.

(2)

Fiscal 2021, which ended on June 30, 2021, contained 53 weeks. The impact of the 53rd week in fiscal 2021 resulted in an increase in Total revenues. While certain expenses increased in direct relationship to additional revenues from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.

Revenues

Revenues are presented in two separate captions in the Consolidated Statements of Comprehensive Income to provide more clarity around Company-owned restaurant revenues and operating expenses trends:

•	Company sales include revenues generated by the operation of Company-owned restaurants including sales from gift card redemptions and virtual brands.

•

Franchise and other revenues include gift card breakage, royalties, Maggiano’s banquet service charge income, delivery income, digital entertainment revenue, advertising revenue, franchise and development fees, gift card equalization, merchandise income and gift card discount costs from third-party gift card sales.

The following is a summary of the change in Total revenues:

	Total Revenues
	Chili’s	Maggiano’s	Total Revenues
Fiscal year ended June 30, 2021	$3,059.9	$277.9	$3,337.8
Change from:
Comparable restaurant sales(1)	239.5	140.3	379.8
53rd week in Fiscal 2021	(62.5)	(6.9)	(69.4)
Restaurant acquisitions(2)	108.0	—	108.0
Restaurant openings	13.5	—	13.5
Restaurant relocations	0.5	—	0.5
Restaurant closures	0.7	—	0.7

Company sales	299.7	133.4	433.1

Royalties(3)	3.7	0.2	3.9
Franchise fees and other revenues(4)	16.3	13.0	29.3

Franchise and other revenues	20.0	13.2	33.2

Fiscal year ended June 29, 2022	$3,379.6	$424.5	$3,804.1

(1)	Comparable restaurant sales increased due to higher dining room and delivery sales and traffic during fiscal 2022 partially offset by lower To-Go sales.

(2)	We acquired 68 Chili’s restaurants from three former franchisees in fiscal 2022. The revenues generated by these restaurants since each respective acquisition date are included in Company sales.

(3)

Royalties are based on franchise sales and our franchisees generated sales of approximately $814.7 million in fiscal 2022 and $780.7 million including $18.1 million from the additional operating week in fiscal 2021.

(4)	Franchise fees and other revenues increased primarily due to incremental gift card breakage resulting from a change in estimate.

The table below presents the percentage change in comparable restaurant sales and restaurant capacity for fiscal 2022 compared to fiscal 2021:

	Comparable Sales(1)	Price Impact	Mix-Shift Impact(2)	Traffic Impact	Restaurant Capacity(3)
Company-owned	12.3%	3.3%	4.7%	4.3%	4.7%
Chili’s	8.6%	3.3%	2.6%	2.7%	4.9%
Maggiano’s	53.0%	2.9%	16.4%	33.7%	0.0%
Franchise(4)	19.2%
U.S.	7.5%
International	28.9%
Chili’s domestic(5)	8.3%
System-wide(6)	13.2%

(1)

Comparable Restaurant Sales include all restaurants that have been in operation for more than 18 months. Restaurants temporarily closed 14 days or more are excluded from Comparable Restaurant Sales. Percentage amounts are calculated based on the comparable periods year-over-year.

(2)	Mix-Shift is calculated as the year-over-year percentage change in Company sales resulting from the change in menu items ordered by guests.

(3)

Restaurant Capacity is measured by sales weeks and is calculated based on comparable periods year-over-year, including the effect of the acquisition of 68 Chili’s restaurants in fiscal 2022. No adjustments have been made to capacity for temporary closures.

(4)

Chili’s and Maggiano’s franchise sales generated by franchisees are not included in Total revenues in the Consolidated Statements of Comprehensive Income; however, we generate royalty revenues and advertising fees based on franchisee revenues, where applicable. We believe presenting Franchise Comparable Restaurant Sales provides investors relevant information regarding total brand performance.

(5)	Chili’s domestic Comparable Restaurant Sales percentages are derived from sales generated by Company-owned and franchise-operated Chili’s restaurants in the United States.

(6)	System-wide Comparable Restaurant Sales are derived from sales generated by Chili’s and Maggiano’s Company-owned and franchise-operated restaurants.

Costs and Expenses

The following is a summary of the changes in Costs and Expenses:

	Fiscal Years Ended				Favorable (Unfavorable) Variance
	June 29, 2022		June 30, 2021
	Dollars	% of Company Sales	Dollars	% of Company Sales	Dollars	% of Company Sales
Food and beverage costs	$1,048.5	28.2%	$867.8	26.4%	$(180.7)	(1.8)%
Restaurant labor	1,288.1	34.7%	1,108.2	33.8%	(179.9)	(0.9)%
Restaurant expenses	968.3	26.1%	858.5	26.2%	(109.8)	0.1%
Depreciation and amortization	164.4		150.2		(14.2)
General and administrative	144.1		134.8		(9.3)
Other (gains) and charges	31.2		19.0		(12.2)
Interest expenses	46.1		56.2		10.1
Other income, net	(1.8)		(2.1)		(0.3)

As a percentage of Company sales:

•

Food and beverage costs increased 1.8%, consisting of 2.4% of higher poultry, meat and other commodity costs due to supply chain constraints and inflationary pressures and 0.3% of unfavorable menu item mix, partially offset by 0.9% of favorable menu pricing.

•

Restaurant labor increased 0.9%, consisting of 1.6% of higher hourly restaurant labor costs primarily due to increased wage rates, training and overtime and 0.5% of higher manager salaries and training resulting from merit increases and greater than normal manager turnover, partially offset by 1.0% of sales leverage and 0.2% of lower manager bonus expenses.

•

Restaurant expenses decreased 0.1%, consisting of 1.6% of sales leverage and 0.4% of lower delivery fee expenses due to changes in sales channel mix, partially offset by 0.5% of higher repairs and maintenance expenses, 0.4% of higher utilities expenses, 0.3% of higher advertising expenses, 0.2% of higher workers’ compensation and general liability expenses and 0.5% of higher other restaurant expenses.

Depreciation and amortization increased $14.2 million as follows:

Depreciation and Amortization
Fiscal year ended June 30, 2021	$150.2
Change from:
Additions for existing and new restaurant assets	20.5
Acquisition of Chili’s restaurants(1)	6.0
Finance leases	4.9
Corporate assets	1.8
Retirements and fully depreciated restaurant assets	(18.6)
Other	(0.4)

Fiscal year ended June 29, 2022	$164.4

(1)	Represents the incremental depreciation and amortization of the assets and finance leases related to the 68 Chili’s restaurants acquired in fiscal 2022.

General and administrative expenses increased $9.3 million as follows:

General and Administrative
Fiscal year ended June 30, 2021	$134.8
Change from:
Defined contribution plan employer expenses(1)	6.4
Payroll-related expenses	3.2
Professional fees	3.2
Travel and entertainment expenses	1.4
Recruiting	1.3
Stock-based compensation	1.1
Performance-based compensation(2)	(10.3)
Other	3.0

Fiscal year ended June 29, 2022	$144.1

(1)

Defined contribution plan employer expenses increased due to the reinstatement of employer matching contributions related to the Company’s 401(k) plan that were temporarily suspended from May 2020 through December 2020. Employer matching contributions were reinstated beginning January 1, 2021.

(2)	Performance based compensation decreased in fiscal 2022 due to lower business performance metrics compared to targets.

Other (gains) and charges consisted of the following (for further details, refer to Note 5 - Other Gains and Charges):

	Fiscal Years Ended
	June 29, 2022	June 30, 2021
Restaurant impairment charges	$8.3	$3.0
Remodel-related costs	4.9	2.3
Restaurant closure charges	3.7	2.4
Lease contingencies	3.1	2.2
Enterprise system implementation costs	2.4	—
Acquisition-related costs, net	1.6	—
Loss from natural disasters, net of (insurance recoveries)	1.1	2.9
COVID-19 related charges	0.5	3.3
Other	5.6	2.9

	$31.2	$19.0

Interest expenses decreased $10.1 million due to lower interest rates and average borrowing balances on our revolving credit facility in fiscal 2022.

Income Taxes

	Fiscal Years Ended
	June 29, 2022	June 30, 2021
Effective income tax rate	(2.1)%	9.4%

The federal statutory tax rate was 21.0% for both fiscal 2022 and 2021. Our effective income tax rates for fiscal 2022 and 2021 were lower than the federal statutory tax rate primarily due to the leverage of the FICA tip tax credit relative to Income before income taxes.

Segment Results

Chili’s Segment

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 29, 2022	June 30, 2021(1)	Dollars	%
Company sales	$3,305.4	$3,005.7	$299.7	10.0%
Royalties	34.0	30.3	3.7	12.2%
Franchise fees and other revenues	40.2	23.9	16.3	68.2%

Franchise and other revenues	74.2	54.2	20.0	36.9%

Total revenues	$3,379.6	$3,059.9	$319.7	10.4%

(1)

Fiscal 2021, which ended on June 30, 2021, contained 53 weeks. The impact of the 53rd week in fiscal 2021 resulted in an increase in Total revenues. While certain expenses increased in direct relationship to additional revenues from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.

Chili’s Total revenues increased 10.4% primarily due to dining room sales growth, the acquisition of 68 Chili’s restaurants from three former franchisees, higher delivery sales, and five new restaurant openings, partially offset by decreased To-Go sales. Refer to the “Revenues” section above for further details about Chili’s revenues changes.

The following is a summary of the changes in Chili’s operating costs and expenses:

	Fiscal Years Ended				Favorable (Unfavorable) Variance
	June 29, 2022		June 30, 2021
	Dollars	% of Company Sales	Dollars	% of Company Sales	Dollars	% of Company Sales
Food and beverage costs	$945.9	28.6%	$803.5	26.7%	$(142.4)	(1.9)%
Restaurant labor	1,146.5	34.7%	1,014.2	33.7%	(132.3)	(1.0)%
Restaurant expenses	849.8	25.7%	765.6	25.5%	(84.2)	(0.2)%
Depreciation and amortization	139.8		124.3		(15.5)
General and administrative	33.3		27.4		(5.9)
Other (gains) and charges	23.3		12.7		(10.6)

As a percentage of Company sales:

•

Chili’s Food and beverage costs increased 1.9%, including 2.7% of higher poultry, meat and other commodity costs resulting from supply chain constraints and inflationary pressures, partially offset by 0.8% of increased menu pricing.

•

Chili’s Restaurant labor increased 1.0%, including 1.5% of higher restaurant hourly labor costs primarily due to increased wage rates, training and overtime and 0.6% of higher manager salaries and training due to merit increases and greater than normal manager turnover, partially offset by 0.7% of sales leverage, 0.3% of lower manager bonus expenses and 0.1% of lower other restaurant labor costs.

•

Chili’s Restaurant expenses increased 0.2%, including 0.4% of higher repairs and maintenance expenses, 0.4% of higher utilities expenses, 0.3% of higher rent expenses, 0.3% of higher advertising expenses and 0.3% of higher other restaurant expense. These increases were partially offset by 1.1% of sales leverage, and 0.4% of lower delivery fee expenses due to changes in sales channel mix.

Chili’s Depreciation and amortization increased $15.5 million as follows:

Depreciation and Amortization
Fiscal year ended June 30, 2021	$124.3
Change from:
Additions for new and existing restaurant assets	19.4
Acquisition of Chili’s restaurants(1)	6.0
Finance leases	4.6
Retirements and fully depreciated restaurant assets	(14.1)
Other	(0.4)

Fiscal year ended June 29, 2022	$139.8

(1)	Represents the incremental depreciation and amortization of the assets and finance leases related to the 68 Chili’s restaurants acquired in fiscal 2022.

Chili’s General and administrative increased $5.9 million as follows:

General and Administrative
Fiscal year ended June 30, 2021	$27.4
Change from:
Defined contribution plan employer expenses(1)	5.1
Recruiting	1.2
Payroll-related expenses	0.9
Travel and entertainment expenses	0.7
Professional fees	0.1
Stock-based compensation	0.1
Performance-based compensation	(2.7)
Other	0.5

Fiscal year ended June 29, 2022	$33.3

(1)

Defined contribution plan employer expenses increased due to the reinstatement of employer matching contributions related to the Company’s 401(k) plan that were temporarily suspended from May 2020 through December 2020. Employer matching contributions were reinstated beginning January 1, 2021.

Chili’s Other (gains) and charges consisted of the following (for further details, refer to Note 5 - Other Gains and Charges):

	Fiscal Years Ended
	June 29, 2022	June 30, 2021
Restaurant impairment charges	$8.1	$2.6
Remodel-related costs	4.8	2.3
Restaurant closure charges	3.6	2.2
Acquisition of franchise restaurants-related costs	1.6	—
Loss from natural disasters, net of (insurance recoveries)	1.1	1.5
COVID-19 related charges	0.3	2.7
Other	3.8	1.4

	$23.3	$12.7

Maggiano’s Segment

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 29, 2022	June 30, 2021(1)	Dollars	%
Company sales	$406.7	$273.3	$ 133.4	48.8%
Royalties	0.4	0.2	0.2	100.0%
Franchise fees and other revenues	17.4	4.4	13.0	295.5%

Franchise and other revenues	17.8	4.6	13.2	287.0%

Total revenues	$424.5	$277.9	$ 146.6	52.8%

(1)

Fiscal 2021, which ended on June 30, 2021, contained 53 weeks. The impact of the 53rd week in fiscal 2021 resulted in an increase in Total revenues. While certain expenses increased in direct relationship to additional revenues from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.

Maggiano’s Total revenues increased 52.8% primarily due to higher dining and banquet room sales and traffic. Refer to the “Revenues” section above for further details about Maggiano’s revenues changes.

The following is a summary of the changes in Maggiano’s operating costs and expenses:

	Fiscal Years Ended
	June 29, 2022		June 30, 2021		Favorable (Unfavorable) Variance
	Dollars	% of Company Sales	Dollars	% of Company Sales	Dollars	% of Company Sales
Food and beverage costs	$102.6	25.2%	$64.3	23.5%	$(38.3)	(1.7) %
Restaurant labor	141.6	34.8%	94.0	34.4%	(47.6)	(0.4) %
Restaurant expenses	117.9	29.0%	92.1	33.7%	(25.8)	4.7%
Depreciation and amortization	13.4		13.8		0.4
General and administrative	8.0		5.8		(2.2)
Other (gains) and charges	0.0		1.4		1.4

As a percentage of Company sales:

•	Maggiano’s Food and beverage costs increased 1.7%, including 2.2% of unfavorable commodity pricing, partially offset by 0.4% of increased menu pricing and 0.1% of favorable menu item mix.

•

Maggiano’s Restaurant labor increased 0.4%, including 3.1% of higher restaurant hourly labor costs primarily due to increased wage rates, training and overtime, and 1.9% of higher manager salaries, training and bonus expenses, partially offset by 4.6% of sales leverage.

•

Maggiano’s Restaurant expenses decreased 4.7%, including 8.8% of sales leverage, partially offset by 1.4% of higher supervision expenses, 0.9% of higher repairs and maintenance expenses, 0.9% of higher advertising expenses, 0.6% of higher utilities expenses and 0.3% of higher rent expenses.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash Flows from Operating Activities

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 29, 2022	June 30, 2021
Net cash provided by operating activities	$252.2	$369.7	$(117.5)

Net cash provided by operating activities decreased due to the current year repayment of the first installment of $27.2 million of payroll taxes that were previously deferred under the CARES Act, an increase in payments of performance based compensation and bonuses in the current year, and the timing of operational receipts and payments.

Cash Flows from Investing Activities

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 29, 2022	June 30, 2021
Cash flows from investing activities
Payments for property and equipment	$(150.3)	$(94.0)	$(56.3)
Payments for franchise restaurant acquisitions	(106.6)	—	(106.6)
Proceeds from sale leaseback transactions, net of related expenses	20.5	—	20.5
Proceeds from note receivable	2.1	1.5	0.6
Proceeds from sale of assets	0.1	1.6	(1.5)

Net cash used in investing activities	$(234.2)	$(90.9)	$(143.3)

Net cash used in investing activities increased primarily due to $106.6 million of cash consideration paid for the purchase of 68 Chili’s restaurants from three former franchisees, partially offset by proceeds of $20.5 million received from the sale leaseback transactions on six of the acquired restaurants. Additionally, capital expenditures increased in fiscal 2022 primarily for equipment purchases and an increase in the pace of the Chili’s remodel initiative.

Cash Flows from Financing Activities

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 29, 2022	June 30, 2021
Cash flows from financing activities
Borrowings on revolving credit facility	$720.5	$43.4	$677.1
Payments on revolving credit facility	(620.5)	(345.0)	(275.5)
Purchases of treasury stock	(100.9)	(4.2)	(96.7)
Payments on long-term debt	(23.7)	(20.0)	(3.7)
Payments of dividends	(1.1)	(1.5)	0.4
Proceeds from issuance of treasury stock	0.4	30.7	(30.3)
Payments for debt issuance costs	(3.1)	(2.2)	(0.9)

Net cash used in financing activities	$(28.4)	$(298.8)	$270.4

Net cash used in financing activities decreased primarily due to $100.0 million of net borrowing activity in fiscal 2022 compared to $301.6 million of net repayment activity in fiscal 2021 on the revolving credit facility, partially offset by an increase in share repurchases following the reinstatement of the share repurchase program in August 2021 and a decrease in proceeds from employee stock option exercises.

Revolving Credit Facility

On August 18, 2021, we amended our existing $1.0 billion revolving credit facility to an $800.0 million revolving credit facility. Net borrowings of $100.0 million were drawn during fiscal 2022 on the revolving credit facility. As of June 29, 2022, $528.7 million was available under the new revolving credit facility.

The $800.0 million revolving credit facility, as amended, matures on August 18, 2026 and bears interest of LIBOR plus an applicable margin of 1.500% to 2.250% and an undrawn commitment fee of 0.250% to 0.350%, both based on a function of our debt-to-cash-flow ratio. As of June 29, 2022, our interest rate was 3.375% consisting of LIBOR of 1.625% plus the applicable margin of 1.750%. During fiscal 2022, we incurred and capitalized $3.1 million of debt issuance costs associated with the new revolver, which are included in Other assets in the Consolidated Balance Sheets.

As of June 29, 2022, we were in compliance with our covenants pursuant to the $800.0 million revolving credit facility and under the terms of the indentures governing our 3.875% notes and 5.000% notes. Refer to Note 10 - Debt within Part II, Item 8 - Financial Statements and Supplementary Data for further information about our notes and revolving credit facility.

Share Repurchase Program

Our share repurchase program is used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings and planned investment and financing needs. Repurchased shares are reflected as an increase in Treasury stock within Shareholders’ deficit in the Consolidated Balance Sheets.

In the fourth quarter of fiscal 2020, our share repurchase program was suspended in response to the business downturn caused by the COVID-19 pandemic. In August 2021, our Board of Directors reinstated the share repurchase program, allowing for a total available repurchase authority of $300 million. In fiscal 2022, we repurchased 2.4 million shares of our common stock for $100.9 million, including 2.3 million shares purchased as part of our share repurchase program and 0.1 million shares purchased from team members to satisfy tax withholding obligations on the vesting of restricted shares. On June 29, 2022, we had $204.0 million of authorized repurchases remaining under the share repurchase program.

Dividend Program

In the fourth quarter of fiscal 2020, our Board of Directors voted to suspend the quarterly cash dividend in response to liquidity needs created by the COVID-19 pandemic. In fiscal 2022 and fiscal 2021, dividends paid were solely related to the accrued dividends for restricted share awards that were granted prior to the suspension and vested in the applicable period. Restricted share award dividends were recorded in Other accrued liabilities for the current portion to vest within 12 months, and Other liabilities for the portion that will vest after one year. Refer to Note 13 - Shareholders’ Deficit included within Part II, Item 8 - Financial Statements and Supplementary Data for details.

Cash Flow Outlook

We believe that our various sources of capital, including future cash flows from operating activities and availability under our existing credit facility are adequate to finance operations as well as the repayment of current debt obligations within the next year. We continue to serve guests at all of our locations through our dining rooms and off-premise offerings and have resumed normal business operations in accordance with state and local mandates.

We are not aware of any other event or trend that would potentially materially affect our liquidity. In the event such a trend develops, we believe that there are sufficient funds available under our credit facility and from our internal cash generating capabilities to adequately manage our ongoing business.

Future Commitments and Contractual Obligations

Payments due under our contractual obligations for outstanding indebtedness, leases and purchase obligations as defined by the Securities and Exchange Commission (“SEC”) as of June 29, 2022 are as follows:

	Payments Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt(1)	$ 300.0	$350.0	$271.3	$ —	$921.3
Interest(2)	39.5	64.8	21.7	—	126.0
Finance leases(3)	24.5	28.0	15.8	47.5	115.8
Operating leases(3)	177.6	343.2	288.7	950.6	1,760.1
Purchase obligations(4)	37.6	44.7	15.3	—	97.6

(1)

Long-term debt consists of principal amounts owed on the 3.875% and 5.000% notes and the revolving credit facility. The $300.0 million 3.875% notes mature in May 2023 and are expected to be paid using availability under the revolving credit facility. As a result of our intent and ability to refinance these notes through our existing revolving credit facility, the notes are classified as long-term debt in the Consolidated Balance Sheets on June 29, 2022. As of June 29, 2022, $528.7 million of credit is available under the revolving credit facility. The revolving credit facility is due in August 2026.

(2)

Interest consists of remaining interest payments on the 3.875% and 5.000% notes totaling $55.4 million and remaining interest payments on the revolver totaling $70.6 million. The interest rates on the notes are fixed whereas the interest rate on the revolver is variable based on LIBOR and our applicable margin. We have assumed that the revolver balance carried will be $271.3 million until May 2023 when the 3.875% notes will be paid using availability under the revolver, and then will increase to $571.3 million until the maturity date of August 18, 2026 using the interest rate of 3.375%, which is the total of LIBOR plus our applicable margin as of June 29, 2022.

(3)

Finance leases and Operating leases total future lease payments represent the contractual obligations due under the lease agreements, including cancellable option periods where we are reasonably assured to exercise the options. As of June 29, 2022, these total future lease payments included non-cancelable lease commitments of $90.1 million for finance leases and $1,110.4 million for operating leases.

(4)

Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages, software, professional services contracts and electricity, and exclude agreements that are cancellable without significant penalty.

OFF-BALANCE SHEET ARRANGEMENTS

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which the Company has: (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development arrangements with us.

We have entered into certain pre-commencement leases as disclosed in Note 9 - Leases and have obligations for guarantees on certain lease agreements and letters of credit as disclosed in Note 16 - Commitments and Contingencies included within Part II, Item 8 - Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. Other than these items, we do not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are disclosed in Note 1 - Nature of Operations and Summary of Significant Accounting Policies in Part II, Item 8 - Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements. The following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results, and that require significant judgment.

Gift Card Revenues Recognition

Proceeds from the sale of gift cards are recorded as deferred revenues and recognized as revenues when the gift cards are redeemed by the holders. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed and is estimated based on our historical gift card redemption patterns and actuarial estimates. Breakage revenues are recognized proportionate to the pattern of related gift card redemptions. We recognize breakage income in Franchise and other revenues in the Consolidated Statements of Comprehensive Income.

We update our breakage rate estimate periodically and, if necessary, adjust the deferred revenues balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded. Changing our breakage-rate assumption used to record breakage attributable to gift cards sold in fiscal 2022 by 50 basis points would result in an impact to the Consolidated Statements of Comprehensive Income of approximately $0.7 million on the current year.

Valuation of Goodwill

We assess the recoverability of goodwill related to our restaurant brands on an annual basis or more often if circumstances or events indicate impairment may exist. We may elect to perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. In considering the qualitative approach, we evaluate factors including, but not limited to, macro-economic conditions, market and industry conditions, commodity cost fluctuations, competitive environment, share price performance, results of prior impairment tests, operational stability and the overall financial performance of the reporting units.

If the qualitative assessment is not performed or if we determine that it is not more likely than not that the fair value of the reporting unit exceeds the carrying value, the fair value of the reporting unit is calculated. We determine fair value based on a combination of market-based values and discounted projected future operating cash flows of the reporting units using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future revenues and cash flows, expected growth rates, terminal values and other factors which could significantly impact the fair value calculations. The carrying value of the reporting unit is compared to its estimated fair value, with any excess of carrying value over fair value deemed to be an indicator of impairment. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill.

We consider our restaurants brands, Chili’s and Maggiano’s, to be both our operating segments and reporting units. The carrying value of goodwill as of June 29, 2022 was $195.1 million, which related to both of our reporting units. We performed our annual impairment test in the second quarter of fiscal 2022 by utilizing the qualitative approach and determined that there were no events or circumstances to indicate that it was more likely than not that the fair value of our reporting units was less than their carrying values. Additionally, no indicators of impairment were identified through the end of fiscal 2022.

Our assessment is predicated on our ability to continue to operate dining and banquet rooms and generate off-premise sales at our restaurants. Management’s judgment about the short and long term impacts of the COVID-19 pandemic could change as additional facts become known and therefore affect these conclusions. We will continue to monitor and evaluate our results and evaluate the likelihood of any potential impairment charges at our restaurants and reporting units. Sales declines at our restaurants, unplanned increases in commodity or labor costs, deterioration in overall economic conditions and challenges in the restaurant industry may result in future impairment charges. It is possible that changes in circumstances or changes in our judgments, assumptions and estimates could result in an impairment charge of a portion or all of our goodwill or other intangible assets.

Valuation of Long-Lived Assets

We review the carrying amount of property, equipment and lease assets on an annual basis or more often if events or circumstances indicate that the carrying amount may not be recoverable. The impairment test is a two-step process. Step one includes comparing the operating cash flows of each restaurant over its remaining service life to the carrying value of the asset group. If the cash flows exceed the carrying value, then the asset group is not impaired, and no further evaluation is required. If the carrying value of the asset group exceeds its cash flows, impairment may exist and performing step two is necessary to determine the impairment loss. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value of the asset group. We determine fair value based on discounted projected future operating cash flows of each restaurant over its remaining service life using a risk adjusted discount rate. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.

Leases

At the inception of each lease, we evaluate the lease agreement to determine whether it is an operating or finance lease. The evaluation requires significant judgments in determining the fair value of the lease asset and the lease liability and the appropriate reasonably certain lease term. Given that our lease agreements generally do not provide an implicit interest rate, we estimate our fully collateralized incremental borrowing rate corresponding with the lease terms for the purposes of determining the fair value of initial liability for each lease.

We also estimate the reasonably certain lease term at inception. The lease term commences on the date when the lessor makes the underlying property available, irrespective of the contractual lease payments schedule. When determining the length of the lease term at commencement, we consider both termination and renewal option periods available. The renewal periods included in the lease term at the inception are those during which failure to renew the lease imposes a significant penalty on us.

Lease accounting requires the application of significant judgements by management. Variation in judgements applied could result in a change of lease classification and materially different:

•	Expenses such as rent, depreciation and amortization in a given reporting period

•	Fair value of lease asset and lease liability at inception

•	Reasonably certain lease term at inception

Income Taxes

We make certain estimates and judgments in the calculation of tax expenses, the resulting tax liabilities, and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When considered necessary, we record a valuation allowance to reduce deferred tax assets to a balance that is more likely than not to be recognized. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end.

We have recorded deferred tax assets reflecting the benefit of income tax credits and state loss carryforwards, which expire in varying amounts. Realization is dependent on generating sufficient taxable income in the relevant jurisdiction prior to expiration of the income tax credits and state loss carryforwards. Although realization is not assured, management believes it is more likely than not that the recognized deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income in the carryforward period are reduced.

We record a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. We recognize any interest and penalties related to unrecognized tax benefits in Provision (benefit) for income taxes. Significant judgment is required in assessing, among other factors, the timing and amounts of deductible and taxable items. Tax reserves are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

In addition to the risks related to the effective tax rate described above, the effective tax rate reflected in forward-looking statements is based on current tax law. Any significant changes in the tax laws could affect these estimates.

Insurance Reserves

We are self-insured for certain losses related to health, general liability and workers’ compensation. We maintain stop loss coverage with third-party insurers to limit our total exposure. We record a liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost that falls below our specified retention levels or per-claim deductible amounts. This liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date.

In establishing our reserves, we consider certain actuarial assumptions and judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Legal Contingencies

We are subject to various lawsuits, administrative proceedings, audits and claims arising in the ordinary course of business. Some of these lawsuits purport to be class actions and/or seek substantial damages. The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued, we evaluate, among other factors, the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

Effect of New Accounting Standards

The impact of new accounting pronouncements can be found at Note 1 - Nature of Operations and Summary of Significant Accounting Policies in Part II, Item 8 - Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

Interest Rate Risk

We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our revolving credit facility. On June 29, 2022, $271.3 million was outstanding under the revolving credit facility. The impact on our annual results of operations of a hypothetical one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 29, 2022 would be approximately $2.7 million.

Food and Commodity Price Risk

We purchase certain commodities such as beef, pork, poultry, seafood, dairy, produce, food oils, and natural gas. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that fix the price paid for certain commodities. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BRINKER INTERNATIONAL, INC.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Brinker International, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (the Company) as of June 29, 2022 and June 30, 2021, the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the fiscal years in the three-year period ended June 29, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 29, 2022 and June 30, 2021, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended June 29, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 29, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 26, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of gift card breakage revenue

As discussed in Notes 1 and 3 to the consolidated financial statements, gift card breakage revenue represents the monetary value associated with outstanding gift card balances that will not be redeemed. The Company estimates this amount based on the historical gift card redemption patterns and recognizes the estimated breakage as revenue in proportion to the pattern of related gift card redemptions. The gift card breakage revenue recognized for the year ended June 29, 2022 was $36.1 million.

We identified the assessment of gift card breakage revenue as a critical audit matter. Subjective auditor judgment was required to evaluate the Company’s assessment of the trends in historical and expected future redemption patterns as well as the actuarial models utilized to update the breakage rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s gift card breakage revenue process. This included controls related to the Company’s estimation of the breakage rate, review of the actuarial models used, and the timing of breakage revenue recognition. We assessed breakage revenue by comparing the Company’s estimated breakage rate to rates derived from historical redemption data. We evaluated the timing of breakage revenue recognition by analyzing historical redemption patterns and assessing the volume of redemptions subsequent to the period of breakage revenue recognition. We also involved actuarial professionals with specialized skills and knowledge, who assisted in assessing the reasonableness of the actuarial models by comparing them to generally accepted actuarial standards.

/S/ KPMG LLP

We have served as the Company’s auditor since 1984.

Dallas, Texas

August 26, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Brinker International, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Brinker International, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of June 29, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 29, 2022 and June 30, 2021, the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the fiscal years in the three-year period ended June 29, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated August 26, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ KPMG LLP

Dallas, Texas

August 26, 2022

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 29, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of June 29, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

BRINKER INTERNATIONAL, INC.

Consolidated Statements of Comprehensive Income

(In millions, except per share amounts)

	Fiscal Years Ended
	June 29, 2022	June 30, 2021(1)	June 24, 2020
Revenues
Company sales	$3,712.1	$3,279.0	$3,004.9
Franchise and other revenues	92.0	58.8	73.6

Total revenues	3,804.1	3,337.8	3,078.5

Operating costs and expenses
Food and beverage costs	1,048.5	867.8	798.6
Restaurant labor	1,288.1	1,108.2	1,045.5
Restaurant expenses	968.3	858.5	825.8
Depreciation and amortization	164.4	150.2	162.3
General and administrative	144.1	134.8	136.3
Other (gains) and charges	31.2	19.0	47.4

Total operating costs and expenses	3,644.6	3,138.5	3,015.9

Operating income	159.5	199.3	62.6
Interest expenses	46.1	56.2	59.6
Other income, net	(1.8)	(2.1)	(1.9)

Income before income taxes	115.2	145.2	4.9
Provision (benefit) for income taxes	(2.4)	13.6	(19.5)

Net income	$117.6	$131.6	$24.4

Basic net income per share	$2.62	$2.89	$0.64

Diluted net income per share	$2.58	$2.83	$0.63

Basic weighted average shares outstanding	44.8	45.5	38.2

Diluted weighted average shares outstanding	45.6	46.6	38.9

Other comprehensive income (loss)
Foreign currency translation adjustment	$(0.6)	$1.5	$(0.6)

Other comprehensive income (loss)	(0.6)	1.5	(0.6)

Comprehensive income	$117.0	$133.1	$23.8

(1)

Fiscal 2021, which ended on June 30, 2021, contained 53 weeks. The impact of the 53rd week in fiscal 2021 resulted in an increase in Total revenues. While certain expenses increased in direct relationship to additional revenues from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.

See accompanying Notes to Consolidated Financial Statements

BRINKER INTERNATIONAL, INC.

Consolidated Balance Sheets

(In millions, except per share amounts)

	June 29, 2022	June 30, 2021
ASSETS
Current assets
Cash and cash equivalents	$13.5	$23.9
Accounts receivable, net	66.4	65.2
Inventories	35.6	28.9
Restaurant supplies	55.5	52.6
Prepaid expenses	25.7	13.6
Income taxes receivable, net	4.5	23.0

Total current assets	201.2	207.2

Property and equipment, at cost
Land	43.4	33.1
Buildings and leasehold improvements	1,603.9	1,595.2
Furniture and equipment	793.0	818.1
Construction-in-progress	33.6	14.9

	2,473.9	2,461.3
Less accumulated depreciation and amortization	(1,657.2)	(1,686.5)

Net property and equipment	816.7	774.8

Other assets
Operating lease assets	1,160.5	1,007.4
Goodwill	195.1	188.2
Deferred income taxes, net	62.5	50.9
Intangibles, net	27.4	21.1
Other	21.0	25.3

Total other assets	1,466.5	1,292.9

Total assets	$2,484.4	$2,274.9

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$134.3	$127.7
Gift card liability	83.9	106.4
Accrued payroll	111.0	122.4
Operating lease liabilities	112.7	97.7
Other accrued liabilities	116.1	117.4

Total current liabilities	558.0	571.6

Long-term debt and finance leases, less current installments	989.1	917.9
Long-term operating lease liabilities, less current portion	1,151.1	1,006.7
Other liabilities	54.3	82.0
Commitments and contingencies (Note 16)
Shareholders’ deficit
Common stock (250.0 million authorized shares; $0.10 par value; 70.3 million shares issued; 43.8 million shares outstanding at June 29, 2022, and 45.9 million shares outstanding at June 30, 2021)	7.0	7.0
Additional paid-in capital	690.9	685.4
Accumulated other comprehensive loss	(5.3)	(4.7)
Accumulated deficit	(148.4)	(266.1)
Treasury stock, at cost (26.5 million shares at June 29, 2022, and 24.4 million shares at June 30, 2021)	(812.3)	(724.9)

Total shareholders’ deficit	(268.1)	(303.3)

Total liabilities and shareholders’ deficit	$2,484.4	$2,274.9

See accompanying Notes to Consolidated Financial Statements

BRINKER INTERNATIONAL, INC.

Consolidated Statements of Cash Flows

(In millions)

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Cash flows from operating activities
Net income	$117.6	$131.6	$24.4
Adjustments to reconcile Net income to Net cash provided by operating activities:
Depreciation and amortization	164.4	150.2	162.3
Restructure and impairment charges	20.3	9.8	28.9
Stock-based compensation	18.6	16.4	14.8
Net loss on disposal of assets	3.4	1.8	1.2
Other	3.0	3.7	2.8
Changes in assets and liabilities, net of the impact of acquisitions:
Accounts receivable, net	3.4	(9.9)	4.1
Inventories	(5.5)	(2.2)	(2.8)
Restaurant supplies	(1.6)	(1.0)	(1.2)
Prepaid expenses	(12.2)	0.3	7.2
Current income taxes	14.4	14.7	(20.7)
Operating lease assets, net of liabilities	3.4	(27.6)	3.6
Deferred income taxes, net	(11.7)	(12.5)	8.6
Other assets	0.0	(0.5)	0.1
Accounts payable	0.2	21.1	9.8
Gift card liability	(23.3)	(3.5)	6.3
Accrued payroll	(11.5)	57.2	(17.8)
Other accrued liabilities	(2.0)	6.3	4.0
Other liabilities	(28.7)	13.8	9.4

Net cash provided by operating activities	252.2	369.7	245.0

Cash flows from investing activities
Payments for property and equipment	(150.3)	(94.0)	(104.5)
Payments for franchise restaurant acquisitions	(106.6)	—	(94.6)
Proceeds from sale leaseback transactions, net of related expenses	20.5	—	—
Proceeds from note receivable	2.1	1.5	2.8
Proceeds from sale of assets	0.1	1.6	1.2
Insurance recoveries	—	—	1.1

Net cash used in investing activities	(234.2)	(90.9)	(194.0)

Cash flows from financing activities
Borrowings on revolving credit facility	720.5	43.4	808.4
Payments on revolving credit facility	(620.5)	(345.0)	(858.8)
Purchases of treasury stock	(100.9)	(4.2)	(32.4)
Payments on long-term debt	(23.7)	(20.0)	(17.8)
Payments for debt issuance costs	(3.1)	(2.2)	(3.2)
Payments of dividends	(1.1)	(1.5)	(57.4)
Proceeds from issuance of treasury stock	0.4	30.7	1.6
Proceeds from issuance of common stock	—	—	146.9
Payments for common stock issuance costs	—	—	(7.8)

Net cash used in financing activities	(28.4)	(298.8)	(20.5)

Net change in cash and cash equivalents	(10.4)	(20.0)	30.5
Cash and cash equivalents at beginning of period	23.9	43.9	13.4

Cash and cash equivalents at end of period	$13.5	$23.9	$43.9

See accompanying Notes to Consolidated Financial Statements

BRINKER INTERNATIONAL, INC.

Consolidated Statements of Shareholders’ Deficit

(In millions)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at June 26, 2019	37.5	$17.6	$522.0	$2,771.2	$(4,083.4)	$(5.6)	$(778.2)
Effect of ASC 842 adoption	—	—	—	195.9	—	—	195.9
Net income	—	—	—	24.4	—	—	24.4
Other comprehensive loss	—	—	—	—	—	(0.6)	(0.6)
Dividends ($1.14 per share)	—	—	—	(43.6)	—	—	(43.6)
Stock-based compensation	—	—	14.7	—	—	—	14.7
Purchases of treasury stock	(0.8)	—	(0.3)	—	(32.1)	—	(32.4)
Issuances of treasury stock	0.2	—	(5.3)	—	6.9	—	1.6
Issuances of common stock	8.1	0.8	138.3	—	—	—	139.1
Retirement of treasury stock	—	(11.4)	—	(3,345.4)	3,356.8	—	—

Balances at June 24, 2020	45.0	7.0	669.4	(397.5)	(751.8)	(6.2)	(479.1)
Net income	—	—	—	131.6	—	—	131.6
Other comprehensive income	—	—	—	—	—	1.5	1.5
Dividends	—	—	—	(0.2)	—	—	(0.2)
Stock-based compensation	—	—	16.4	—	—	—	16.4
Purchases of treasury stock	(0.1)	—	(1.2)	—	(3.0)	—	(4.2)
Issuances of treasury stock	1.0	—	0.8	—	29.9	—	30.7

Balances at June 30, 2021	45.9	7.0	685.4	(266.1)	(724.9)	(4.7)	(303.3)
Net income	—	—	—	117.6	—	—	117.6
Other comprehensive loss	—	—	—	—	—	(0.6)	(0.6)
Dividends	—	—	—	0.1	—	—	0.1
Stock-based compensation	—	—	18.6	—	—	—	18.6
Purchases of treasury stock	(2.4)	—	(2.0)	—	(98.9)	—	(100.9)
Issuances of treasury stock	0.3	—	(11.1)	—	11.5	—	0.4

Balances at June 29, 2022	43.8	$7.0	$690.9	$(148.4)	$(812.3)	$(5.3)	$(268.1)

See accompanying Notes to Consolidated Financial Statements

BRINKER INTERNATIONAL, INC.

Notes to Consolidated Financial Statements

Footnote Index

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We are principally engaged in the ownership, operation, development and franchising of the Chili’s® Grill & Bar (“Chili’s”) and Maggiano’s Little Italy® (“Maggiano’s”) restaurant brands, as well as virtual brands including It’s Just Wings® and Maggiano’s Italian Classics®. On June 29, 2022, we owned, operated or franchised 1,650 restaurants, consisting of 1,188 Company-owned restaurants and 462 franchised restaurants, located in the United States, 28 countries and two United States territories.

Basis of Presentation

Principles of Consolidation - The Consolidated Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission, and include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. All amounts within the Notes to Consolidated Financial Statements are presented in millions unless otherwise specified.

Fiscal Year - We have a 52 or 53 week fiscal year ending on the last Wednesday in June. We utilize a 13 week accounting period for quarterly reporting purposes, except in years containing 53 weeks when the fourth quarter contains 14 weeks. Fiscal 2022 and Fiscal 2020, which ended on June 29, 2022 and June 24, 2020, respectively, each contained 52 weeks. Fiscal 2021, which ended on June 30, 2021, contained 53 weeks. The impact of the 53rd week in fiscal 2021 resulted in an increase in Total revenues in comparison to fiscal 2020. While certain expenses increased in direct relationship to additional revenues from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.

Use of Estimates - The preparation of the Consolidated Financial Statements is in conformity with generally accepted accounting principles in the United States (“GAAP”) and requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and costs and expenses in the reporting periods. Actual results could differ from those estimates.

Impact of COVID-19 Pandemic

The number of open dining rooms and the dining room capacity restrictions have fluctuated over the course of the pandemic based on state and local mandates and has resulted in significant adverse impacts to our guest traffic and sales primarily in fiscal 2021 and fiscal 2020.

In fiscal 2022, we have experienced limited product shortages and service disruptions in our supply chain, limited availability of labor to operate our restaurants due to a tight labor market and an increase in employee turnover. It is possible that supply chain and labor shortages or disruptions could continue or increase in future periods if demand for goods, transportation and labor remains high.

We have been carefully assessing the effect of COVID-19 on our business as conditions continue to evolve throughout the communities we serve. At this time, the ultimate impact of COVID-19 cannot be reasonably estimated due to the uncertainty about the extent and the duration of the spread of the virus and could lead to further reduced sales, capacity restrictions, restaurant closures, delays in our supply chain or impair our ability to staff accordingly which could adversely impact our financial results.

New Accounting Standards Implemented

We reviewed all accounting pronouncements that became effective for our fiscal 2022 and determined that either they were not applicable or they did not have a material impact on the Consolidated Financial Statements. We also reviewed all recently issued accounting pronouncements to be adopted in future periods and determined that they are not expected to have a material impact on the Consolidated Financial Statements.

Significant Accounting Policies

Revenues - Revenues are presented in the Company sales and Franchise and other revenues captions in the Consolidated Statements of Comprehensive Income.

Company Sales - Company sales include revenues generated by the operation of Company-owned restaurants including sales from gift card redemptions and virtual brands. We record revenues from the sale of food, beverages and alcohol, net of discounts, upon delivery to the customer.

Franchise and Other Revenues - Franchise and other revenues include gift card breakage, royalties, Maggiano’s banquet service charge income, delivery income, digital entertainment revenue, advertising revenue, franchise and development fees, gift card equalization, merchandise income and gift card discount costs from third-party gift card sales.

Royalties - Franchise royalties are based on a percentage of the sales generated by our franchise-operated restaurants. The performance obligation related to franchise sales is considered complete upon the sale of food, beverages and alcohol, therefore royalty revenues are recognized in the same period the sales are generated at the franchise-operated restaurants.

Advertising Revenue - Domestic franchisees are contractually obligated to contribute into certain advertising and marketing funds. Advertising revenues are presented on a gross basis within Franchise and other revenues.

Franchise and Development Fees - We receive franchise fees for new restaurant openings and development fees from franchisees for territory development arrangements. The performance obligation related to these arrangements are collectively deferred as a contract liability and recognized on a straight-line basis into Franchise and other revenues in the Consolidated Statements of Comprehensive Income over the term of the underlying agreements. Deferred franchise and development fees are classified within Other accrued liabilities for the current portion expected to be recognized within the next 12 months and Other liabilities for the long-term portion in the Consolidated Balance Sheets.

Gift Card Breakage Revenue - Breakage revenues represent the monetary value associated with outstanding gift card balances that will not be redeemed. We estimate this amount based on our historical gift card redemption patterns and actuarial estimates, update the breakage rate estimate periodically and if necessary, adjust the deferred revenues balance within the Gift card liability in the Consolidated Balance Sheets. Breakage revenues are recognized proportionate to the pattern of related gift card redemptions. We do not charge dormancy, or any other fees related to monitoring or administering the gift card program to cardholders. Additionally, proceeds from the sale of gift cards are recorded as deferred revenues in the Gift card liability in the Consolidated Balance Sheets and recognized as Company sales when the gift card is redeemed by the holder.

Gift Card Discount Costs - Our gift cards are sold through various outlets such as in-restaurant, Chili’s and Maggiano’s websites, directly to other businesses and through third-party distributors that sell our gift cards at retail locations. We incur incremental direct costs, such as commissions and activation fees, for gift cards sold by third-party businesses and distributors. These initial direct costs are deferred and amortized against revenues proportionate to the pattern of related gift card redemptions.

Advertising Expenses - Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. In the fiscal years ended June 29, 2022, June 30, 2021 and June 24, 2020, advertising expenses of $37.4 million, $26.4 million and $87.0 million, respectively, were included in Restaurant expenses, and advertising contributions from franchisees of $2.4 million, $2.8 million and $9.7 million, respectively, were recorded in Franchise and other revenues in the Consolidated Statements of Comprehensive Income.

Restaurant Labor Expenses - We report certain labor and related expenses in a separate caption in the Consolidated Statements of Comprehensive Income titled Restaurant labor. Restaurant labor includes all compensation-related expenses, including benefits and incentive compensation, for restaurant team members at the general manager level and below. Labor-related expenses attributable to multi-restaurant (or above-restaurant) supervision is included in Restaurant expenses in the Consolidated Statements of Comprehensive Income.

Fair Value Measurements - Fair value is the price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date. Fair value measurements are categorized in three levels based on the types of significant inputs used, as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs available at measurement date other than quote prices included in Level 1
Level 3	Unobservable inputs that cannot be corroborated by observable market data

Cash and Cash Equivalents - Our policy is to invest cash in excess of operating requirements in income-producing investments. Income-producing investments with original maturities of three months or less are reflected as cash equivalents.

Accounts Receivable - Accounts receivable, net of the allowance for credit losses, represents the estimated net realizable value. Our primary accounts receivables are due from third-party gift card sales, vendor rebates, restaurant sales made with credit cards, short-term note receivable and franchisees. Provisions for credit losses are recorded based on management’s judgment regarding our ability to collect as well as the age of the receivables. Accounts receivable are written off when they are deemed uncollectible.

Inventories - Inventories consist of food, beverages and supplies and are valued at the lower of cost (using the first-in, first-out method) or net realizable value.

Property and Equipment - Property and equipment is recorded at cost and depreciated using the straight-line method over the lesser of the remaining term of the lease, including certain renewal options, or the estimated useful lives of the assets. Typical useful lives of our Buildings and leasehold improvements range from 5 to 20 years, and Furniture and equipment range from 3 to 7 years.

Depreciation expenses related to property and equipment for the fiscal years ended June 29, 2022, June 30, 2021, and June 24, 2020, of $161.3 million, $148.2 million, and $160.4 million, respectively, were recorded in Depreciation and amortization in the Consolidated Statements of Comprehensive Income. Routine repair and maintenance costs are expensed when incurred. Major replacements and improvements are capitalized.

We review the carrying amount of property and equipment on an annual basis or when events or circumstances indicate that the carrying amount may not be recoverable. We have determined the restaurant level is the lowest level of identifiable cash flows. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk that is considered Level 3 (refer to Fair Value Measurements policy above for definition of levels). Impairment charges are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income.

Leases - We recognize, on the balance sheet, the lease assets and related lease liabilities for the rights and obligations created at lease commencement by operating and finance leases with lease terms of more than 12 months. The lease term commences on the date the lessor makes the underlying asset or assets available, irrespective of when lease payments begin under the contract. When determining the lease term at commencement, we consider both termination and renewal option periods available, and only include the period for which failure to renew the lease imposes a penalty on us in such an amount that renewal, or termination options, appear to be reasonably certain.

Our lease liability is generally based on the present value of the lease payments, consisting of fixed costs and certain rent escalations, using our incremental borrowing rate applicable to the lease term. The lease asset is generally based on the lease liability, adjusted for amounts related to other lease-related assets and liabilities. Our adjustments typically include prepaid rent, landlord contributions as a reduction to the asset and favorable or unfavorable lease purchase price adjustments.

The interest rates used in our lease contracts are not implicit. We have derived our incremental borrowing rate using the interest rate we would pay on our existing borrowings, adjusted for the effect of designating collateral and the lease terms using market data as well as publicly available data for instruments with similar characteristics. The reasonably certain lease term and incremental borrowing rate for each lease requires judgment by management and can impact the classification and accounting for a lease as operating or finance, as well as the value of the lease asset and lease liability.

Lease asset carrying amounts are assessed for impairment annually or when events or circumstances indicate that the carrying amount may not be recoverable, in accordance with our long-lived asset impairment policy. We monitor for events or changes in circumstances that require reassessment of lease classification. When a reassessment results in the re-measurement of a lease liability, a corresponding adjustment is made to the carrying amount of the lease asset.

Variable lease costs, consisting primarily of property taxes, maintenance expenses and contingent rent, are expensed as incurred in Restaurant expenses related to restaurant properties and General and administrative for our corporate headquarters in the Consolidated Statements of Comprehensive Income and are not included in lease liabilities in the Consolidated Balance Sheets. Contingent rent represents payment of variable lease obligations based on a percentage of sales, as defined by the terms of the applicable lease, for certain restaurant facilities and is recorded at the point in time we determine that it is probable that such sales levels will be achieved.

Operating lease expenses are recognized on a straight-line basis over the lease term in Restaurant expenses for restaurant properties and General and administrative for our corporate headquarters, in the Consolidated Statements of Comprehensive Income.

Finance lease expenses are recognized on a straight-line basis over the lesser of the useful life of the leased asset or the lease term and the expenses are recognized in Depreciation and amortization in the Consolidated Statements of Comprehensive Income. Interest on each finance lease liability is recorded to Interest expenses in the Consolidated Statements of Comprehensive Income.

Definite-lived Intangible Assets - Definite-lived intangible assets primarily include the reacquired franchise rights resulting from our acquisitions and included in Intangibles, net in the Consolidated Balance Sheets. These assets are amortized using the straight-line method over the remaining term of the related franchise agreement. We determine the fair value of reacquired franchise rights based on discounted projected future operating cash flows of the restaurants associated with these franchise rights. We review the carrying amount annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. Impairment charges are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income.

Indefinite-lived Intangible Assets - The costs of obtaining non-transferable liquor licenses from local government agencies are expensed over the specified term of the license to Restaurant expenses in the Consolidated Statements of Comprehensive Income. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in Intangibles, net in the Consolidated Balance Sheets.

Transferable liquor licenses are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment charges are recognized based on the excess of carrying value over fair value. We determine fair value based on prices in the open market for licenses in same or similar jurisdictions. Impairment charges are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is assigned to the reporting unit in which the acquired business will operate for purposes of impairment testing. Goodwill is tested for impairment annually, as of the first day of the second quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Our two restaurant brands, Chili’s and Maggiano’s, are both operating segments and reporting units.

We may elect to perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If the qualitative assessment is not performed or if we determine that it is not more likely than not that the fair value of the reporting unit exceeds the carrying value, the fair value of the reporting unit is calculated. The carrying value of the reporting unit is compared to its estimated fair value, and if the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value.

During fiscal 2022 and fiscal 2021, we performed our annual goodwill impairment analysis using a qualitative approach to determine whether indicators of impairment exist. Related to the qualitative assessment, we evaluated factors including our market capitalization, as well as the market capitalization of other companies in the restaurant industry, sales at our restaurants and significant adverse changes in the operating environment for the restaurant industry. Based on these factors, no indicators of impairment were identified during our annual analysis performed in the second quarters of fiscal 2022 and fiscal 2021. Additionally, no indicators of impairment were identified through the end of each fiscal year.

During fiscal 2020, we performed a quantitative assessment in response to observed declines in operating cash flows and market capitalization primarily driven by the impact of the COVID-19 pandemic on our business. Based on this assessment, we concluded that our goodwill and indefinite-lived intangible assets were not impaired at that time.

Insurance Reserves - We are self-insured for certain losses related to health, general liability and workers’ compensation. We maintain stop loss coverage with third-party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates and is reviewed on a quarterly basis to ensure that the liability is appropriate. The estimated incurred but unreported costs to settle unpaid claims are included in Other accrued liabilities and Other liabilities, depending on their current or long-term nature, in the Consolidated Balance Sheets.

Sales Taxes - Taxes assessed by a governmental authority that are both imposed on and concurrent with specific revenue transactions and collected from a customer have been excluded from revenues. The obligation is included in Other accrued liabilities in the Consolidated Balance Sheets until the taxes are remitted to the appropriate taxing authorities.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We record a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return that is not more-likely-than-not to be realized. We recognize any interest and penalties related to unrecognized tax benefits in Provision (benefit) for income taxes in the Consolidated Statements of Comprehensive Income. Additionally, income taxes are computed on a consolidated legal jurisdiction basis with no regard to brand.

Stock-Based Compensation - We measure and recognize compensation costs at fair value for all share-based payments. We record compensation expenses using a graded-vesting schedule or on a straight-line basis, as applicable, over the vesting period, or the date on which retirement eligibility is achieved, if earlier. We recognize compensation expenses for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.

Certain employees are eligible to receive stock options, performance stock options, performance shares, restricted stock and restricted stock units, while non-employee members of the Board of Directors are eligible to receive stock options, restricted stock and restricted stock units. Awards granted to the Board of Directors are non-forfeitable and are fully expensed upon grant. Awards to eligible employees may vest over a specified period of time or service period and may also contain performance-based conditions. The fair value of restricted stock and restricted stock units that do not contain a performance condition are based on our closing stock price on the date of grant, while the fair value of stock options is estimated using the Black-Scholes option-pricing model on the date of grant.

Performance shares represent a right to receive shares of common stock upon satisfaction of Company performance goals usually at the end of a three-fiscal-year cycle. Vesting of performance shares granted are generally contingent upon meeting Company performance goals based on a specified rate of earnings growth or a specified range of earnings at the end of the three-fiscal-year period. Compensation expenses for the performance shares is recorded to Restaurant expenses and General and administrative expenses based on management’s periodic estimates of the number of shares that will ultimately be issued, and the fair value of the shares as determined by our closing stock price on the date of grant. A cumulative expenses adjustment is recognized when that estimate changes.

Preferred Stock - Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 29, 2022, no preferred shares were issued.

Comprehensive Income - Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the fiscal years ended June 29, 2022, June 30, 2021, and June 24, 2020, Comprehensive income consists of Net income and Foreign currency translation adjustment. The Foreign currency translation adjustment for all three fiscal years presented related to the unrealized impact of translating the financial statements of the Canadian restaurants from Canadian dollars to United States dollars. The Accumulated other comprehensive loss is presented in the Consolidated Balance Sheets.

Net Income Per Share - Basic net income per share is computed by dividing Net income by the Basic weighted average shares outstanding for the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of Diluted net income per share, the Basic weighted average shares outstanding is increased by the dilutive effect of stock options and restricted share awards. Stock options and restricted share awards with an anti-dilutive effect are not included in the Diluted net income per share calculation. Basic weighted average shares outstanding are reconciled to Diluted weighted average shares outstanding as follows:

	June 29, 2022	June 30, 2021	June 24, 2020
Basic weighted average shares outstanding	44.8	45.5	38.2
Dilutive stock options	0.2	0.4	0.1
Dilutive restricted shares	0.6	0.7	0.6

Total dilutive impact	0.8	1.1	0.7

Diluted weighted average shares outstanding	45.6	46.6	38.9

Awards excluded due to anti-dilutive effect	0.8	0.5	1.5

Segment Reporting - Operating segments are components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. We manage our business on the basis of two operating segments, Chili’s and Maggiano’s.

2. CHILI’S RESTAURANT ACQUISITIONS

Fiscal 2022

During fiscal 2022, we completed three acquisitions of substantially all of the assets and certain liabilities related to previously franchised Chili’s locations, as follows:

•

Mid-Atlantic Region Acquisition - On September 2, 2021, we acquired 23 previously franchised Chili’s restaurants located in the Mid-Atlantic region of the United States for a total purchase price of $47.7 million, including post-closing adjustments. The acquisition was funded with borrowings from our existing credit facility and proceeds from a sale leaseback transaction completed simultaneously with the acquisition (refer to Note 9 - Leases for further details on the sale leaseback transaction).

•

Great Lakes Region Acquisition - On October 31, 2021, we acquired 37 previously franchised Chili’s restaurants located in the Great Lakes and Northeast region of the United States for a total purchase price of $57.1 million, including post-closing adjustments, funded with borrowings from our existing credit facility.

•

Northwest Region Acquisition - On February 1, 2022, we acquired six previously franchised Chili’s restaurants and on May 5, 2022, we acquired two additional previously franchised Chili’s restaurants located in the Northwest region of the United States for a total purchase price of $2.0 million, including post-closing adjustments, funded with borrowings from our existing credit facility.

Pro-forma financial information, for these acquisitions, is not presented due to the immaterial impact of the financial results of the acquired restaurants in the Consolidated Financial Statements. We accounted for each of these acquisitions as a business combination.

The assets and liabilities of the acquired restaurants were recorded at their fair values. The results of operations, and assets and liabilities, of these restaurants are included in the Consolidated Financial Statements from the acquisition dates.

Net acquisition-related charges of $1.6 million were recorded during fiscal 2022 to Other (gains) and charges in the Consolidated Statements of Comprehensive Income. The net charges consisted of $2.3 million of professional services, transaction and transition related costs associated with the purchase, partially offset by $0.7 million of franchise deferred revenues balance that were fully recognized at date of acquisition.

The fair values of tangible and intangible assets acquired were primarily based on significant inputs not observable in an active market, including estimates of replacement costs, future cash flows and discount rates. These inputs represent Level 3 fair value measurements as defined under GAAP. The amounts recorded for the fair value of acquired assets and liabilities at the acquisition dates for the material acquisitions are as follows:

	Mid-Atlantic Region	Great Lakes Region
	Fair Value September 2, 2021	Fair Value October 31, 2021
Current assets	$1.4	$2.1
Property and equipment	46.2	43.6
Operating lease assets(1)	23.6	47.8
Reacquired franchise rights(2)	4.7	4.6
Goodwill(3)	—	7.2
Current liabilities	(1.4)	(1.4)
Finance lease liabilities, less current portion	(3.7)	—
Operating lease liabilities, less current portion(1)	(23.1)	(46.8)

Net assets acquired(4)	$47.7	$57.1

(1)	Refer to Note 9 - Leases for further details.

(2)	Reacquired franchise rights related to the Mid-Atlantic Region acquisition and Great Lakes Region acquisition both have weighted average amortization periods of approximately 15 years.

(3)

Goodwill is expected to be deductible for tax purposes. The portion of the purchase price attributable to goodwill represents the benefits expected as a result of the acquisition, including sales and unit growth opportunities, and the benefit of the assembled workforce of the acquired restaurants.

(4)

Net assets acquired at fair value related to the Mid-Atlantic Region acquisition are equal to the total purchase price of $48.0 million, less $0.3 million of closing adjustments. Net assets acquired at fair value related to the Great Lakes Region acquisition are equal to the total purchase price of $56.0 million, plus $1.1 million of closing adjustments.

Fiscal 2020

On September 5, 2019, we completed the acquisition of certain assets and liabilities related to 116 previously franchised Chili’s restaurants located in the Midwest region of the United States. Pro-forma financial information of the acquisition is not presented due to the immaterial impact of the financial results of the acquired restaurants in the Consolidated Financial Statements.

Total cash consideration of $96.0 million, including post-closing adjustments, was funded with borrowings from our existing credit facility. We accounted for this acquisition as a business combination. The results of operations, and assets and liabilities, of these restaurants are included in the Consolidated Financial Statements from the date of acquisition. The assets and liabilities of these restaurants are recorded at their fair values.

Net acquisition-related charges of $2.9 million were recorded during fiscal 2020 to Other (gains) and charges in the Consolidated Statements of Comprehensive Income. The net charges consisted of $4.5 million of professional services, transaction and transition related costs associated with the purchase, and $1.0 million of related franchise straight-line rent balances, net of market leasehold improvement adjustments that were fully recognized at the date of the acquisition, partially offset by $2.6 million of franchise deferred revenues balance that were fully recognized at date of acquisition.

3. REVENUE RECOGNITION

Deferred Franchise and Development Fees

Our deferred franchise and development fees consist of the unrecognized fees received from franchisees. Recognition of these fees in subsequent periods is based on satisfaction of the contractual performance obligations of the active contracts with franchisees. The weighted average remaining term of the current franchise agreements, including certain renewal periods expected to be exercised, was approximately 20 years as of June 29, 2022. We also expect to earn subsequent period royalties and advertising fees related to our franchise contracts; however, due to the variability and uncertainty of these future revenues based upon a sales-based measure, these future revenues are not yet estimable as the performance obligations remain unsatisfied.

The following table reflects the changes in deferred franchise and development fees for the fiscal years ended on June 29, 2022 and June 30, 2021:

	June 29, 2022	June 30, 2021
Beginning balance	$11.4	$12.7
Additions	1.1	0.3
Amount recognized to Other gains and charges(1)	(0.9)	0.2
Amount recognized to Franchise and other revenues	(1.5)	(1.8)

Ending balance	$10.1	$11.4

(1)

The remaining deferred franchise and development fee balances associated with the 68 Chili’s restaurants acquired during fiscal 2022 were recognized as of the acquisition dates in Other (gains) and charges in the Consolidated Statements of Comprehensive Income. Refer to Note 2 - Chili’s Restaurant Acquisitions for further details.

The following table illustrates franchise and development fees expected to be recognized in the future related to performance obligations that were unsatisfied or partially unsatisfied as of June 29, 2022:

Fiscal Year	Franchise and Development Fees Revenue Recognition
2023	$0.9
2024	0.8
2025	0.8
2026	0.8
2027	0.7
Thereafter	6.1

$10.1

Deferred Gift Card Revenues

Total deferred revenues related to our gift cards include the full value of unredeemed gift card balances less recognized breakage and the unamortized portion of third-party fees. The following table reflects the changes in the Gift card liability for fiscal years ended on June 29, 2022 and June 30, 2021:

	June 29, 2022	June 30, 2021
Beginning balance	$106.4	$109.9
Gift card sales	134.8	118.8
Gift card redemptions recognized to Company sales	(122.1)	(109.5)
Gift card breakage recognized to Franchise and other revenues(1)	(36.1)	(13.0)
Other	0.9	0.2

Ending balance	$83.9	$106.4

(1)	Gift card breakage recognized to Franchise and other revenues increased due to a change in estimated gift card breakage rates primarily attributable to gift cards sold prior to fiscal 2022.

4. DEFINED CONTRIBUTION PLAN

We sponsor a qualified defined contribution retirement plan. The plan covers all employees who have attained the age of 21 and have completed 90 days of eligible service.

Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match, in cash, what an employee contributes at a rate of 100% of the first 3% and 50% of the next 2% with immediate vesting. Effective January 1, 2021, the Plan was amended and restated in its entirety primarily for the purpose of reinstating the safe harbor matching employer contributions which were suspended in May 2020 to reduce corporate expenses in response to the business downturn caused by the COVID-19 impact.

Additionally, in June 2021, the Plan was amended and restated to adopt a new pre-approved plan document as required by the IRS.

We contributed employer matching contributions in each fiscal year which is recorded to General and administrative in the Consolidated Statements of Comprehensive Income:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Employer contributions match expenses	$11.0	$4.6	$9.3

5. OTHER GAINS AND CHARGES

Other (gains) and charges in the Consolidated Statements of Comprehensive Income consist of the following:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Restaurant impairment charges	$8.3	$3.0	$19.1
Remodel-related costs	4.9	2.3	3.2
Restaurant closure charges	3.7	2.4	3.8
Lease contingencies	3.1	2.2	—
Enterprise system implementation costs	2.4	—	—
Acquisition-related costs, net	1.6	—	2.9
Loss from natural disasters, net of (insurance recoveries)	1.1	2.9	(0.7)
COVID-19 related charges	0.5	3.3	12.2
Other	5.6	2.9	6.9

	$31.2	$19.0	$47.4

Restaurant impairment charges primarily consisted of the long-lived assets of the following:

•	Fiscal 2022 - 30 underperforming Chili’s and two underperforming Maggiano’s restaurants. Refer to Note 14 - Fair Value Measurements for further details.

•	Fiscal 2021 - 11 underperforming Chili’s and three underperforming Maggiano’s restaurants.

•	Fiscal 2020 - 25 underperforming Chili’s and three underperforming Maggiano’s restaurants.

Remodel-related costs related to existing fixed asset write-offs associated with the Chili’s remodel project for all fiscal years presented.

Restaurant closure charges primarily consisted of Chili’s lease termination charges and certain Chili’s restaurant closure costs for all fiscal years presented.

Lease contingencies were recorded in fiscal 2022 and fiscal 2021 for estimated lease defaults on certain secondarily liable lease guarantees and subleases. Refer to Note 16 - Commitments and Contingencies for additional information about our secondarily liable lease guarantees.

Enterprise system implementation costs primarily consisted of consulting and subscription fees related to the ongoing enterprise system implementation. These fees are considered redundant costs until the new systems go live and replace our current legacy systems.

Acquisition-related costs, net primarily related to the following:

•	Fiscal 2022 - 68 restaurants acquired from former franchisees. Refer to Note 2 - Chili’s Restaurant Acquisitions for further details.

•	Fiscal 2020 - 116 restaurants acquired from a former franchisee.

Loss from natural disasters, net of (insurance recoveries) primarily consists of the following:

•	Fiscal 2022 - costs incurred related to Hurricane Ida in August 2021.

•	Fiscal 2021 - costs incurred related to Winter Storm Uri in February 2021.

•	Fiscal 2020 - proceeds related to a previously filed fire claim, partially offset by costs incurred for damages from Tropical Storm Imelda.

COVID-19 related charges primarily consisted of the following costs related to both Chili’s and Maggiano’s:

•	Fiscal 2022:

○	employee assistance and related payroll taxes for certain team members, partially offset by

○	employee retention credit as allowed under the CARES Act and

○	credits received as part of the 2021 New Mexico Senate Bill 1.

•	Fiscal 2021:

○	employee assistance and related payroll taxes for certain team members,

○	conversion of certain parking lots into dining areas and

○	initial purchases of restaurant and personal protective supplies such as face masks and hand sanitizers required to maintain open dining rooms.

•	Fiscal 2020:

○	employee assistance payments and related payroll taxes for team members that experienced reduced shifts during the pandemic,

○	restaurant supplies such as face masks and hand sanitizer required to reopen dining rooms,

○	costs related to canceled projects due to the pandemic and

○	expenses related to spoiled inventory due to the unexpected decline in sales and dining room closures, partially offset by

○	employee retention credit for certain payroll taxes received as part of the CARES Act relief package.

6. INCOME TAXES

Income before income taxes consists of the following:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Domestic	$113.5	$146.7	$5.0
Foreign	1.7	(1.5)	(0.1)

Income before income taxes	$115.2	$145.2	$4.9

The Provision (benefit) for income taxes and effective tax rate consists of the following:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Current income tax (benefit) expenses:
Federal	$5.8	$11.6	$(32.9)
State	3.7	14.4	4.8
Foreign	(0.3)	0.0	0.0

Total current income tax (benefit) expenses	9.2	26.0	(28.1)

Deferred income tax (benefit) expenses:
Federal	(15.7)	(9.4)	8.8
State	3.7	(3.0)	(0.2)
Foreign	0.4	—	0.0

Total deferred income tax (benefit) expenses	(11.6)	(12.4)	8.6

Provision (benefit) for income taxes	$(2.4)	$13.6	$(19.5)

Effective tax rate	(2.1)%	9.4%	(398.0)%

A reconciliation between the reported Provision (benefit) for income taxes and the amount computed by applying the statutory Federal income tax rate to Income before income taxes is as follows:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Income tax expense at statutory rate	$24.2	$30.5	$1.0
FICA and other tax credits	(32.9)	(24.7)	(24.8)
State income taxes, net of Federal benefit	6.2	7.8	3.6
Stock based compensation tax shortfall (windfall)	(0.7)	(2.3)	0.5
Other	0.8	2.3	0.2

Provision (benefit) for income taxes	$(2.4)	$13.6	$(19.5)

Our federal statutory tax rate for fiscal 2022, fiscal 2021 and fiscal 2020 was 21.0%.

Deferred Tax and Allowances

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

	June 29, 2022	June 30, 2021
Deferred income tax assets:
Lease liabilities	$337.3	$305.1
Gift cards	9.9	17.0
Insurance reserves	11.6	11.5
Stock-based compensation	11.6	10.9
Federal credit carryover	41.1	6.8
Net operating losses	3.7	4.1
State credit carryover	2.5	2.5
Restructure charges and impairments	2.3	1.5
Payroll tax deferral	6.8	13.6
Other, net	8.0	10.6
Less: Valuation allowance	(5.8)	(6.1)

Total deferred income tax assets	429.0	377.5

Deferred income tax liabilities:
Lease assets	307.1	275.7
Goodwill and other amortization	23.3	22.6
Depreciation and capitalized interest on property and equipment	17.8	11.8
Prepaid expenses	16.9	16.0
Other, net	1.4	0.5

Total deferred income tax liabilities	366.5	326.6

Deferred income taxes, net	$62.5	$50.9

As of June 29, 2022, we have deferred tax assets of $4.2 million reflecting the benefit of state loss carryforwards, before federal benefit and valuation allowance, which expire at various dates between 2023 and 2042. We have deferred tax assets of $41.1 million of federal and $3.2 million of state tax credits, before federal benefit and valuation allowance, which expire at various dates between 2024 and 2042. The recognized deferred tax asset for the state loss carryforwards, net of valuation allowance, is $1.5 million and the federal tax credits is $41.1 million. $6.2 million of the federal credit carryover is limited by Section 382 of the Internal Revenue Code.

The valuation allowance is $5.8 million at the end of fiscal 2022 to recognize certain deductions and tax credits management believes are more-likely-than-not to not be realized. In assessing whether a deferred tax asset will be realized, we consider the likelihood of the realization, and the reversal of existing taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income, as of June 29, 2022, we believe it is more-likely-than-not that we will realize the benefits of the deferred tax assets, net of the existing valuation allowances.

Unrecognized Tax Benefits

A reconciliation of unrecognized tax benefits are as follows:

	June 29, 2022	June 30, 2021
Balance at beginning of year	$4.3	$3.0
Additions based on tax positions related to the current year	0.3	0.3
(Decreases) Additions based on tax positions related to prior years	(0.1)	1.4
Settlements with tax authorities	(0.8)	—
Expiration of statute of limitations	—	(0.4)

Balance at end of year	$3.7	$4.3

The total amount of unrecognized tax benefits, excluding interest and penalties, which would affect income tax expenses if resolved in our favor was $2.9 million and $3.4 million as of June 29, 2022 and June 30, 2021, respectively. We do not expect any material changes to our liability for uncertain tax positions in the next 12 months.

We recognize accrued interest and penalties related to unrecognized tax benefits in Provision (benefit) for income taxes in the Consolidated Statements of Comprehensive Income. As of June 29, 2022, we had $0.5 million ($0.4 million net of a $0.1 million Federal deferred tax benefit) of interest and penalties accrued, compared to $0.4 million ($0.3 million net of a $0.1 million Federal deferred tax benefit) as of June 30, 2021.

Our income tax returns are subject to examination by taxing authorities in the jurisdictions in which we operate. The periods subject to examination for our federal return are fiscal 2021 to fiscal 2023, and fiscal 2019 to fiscal 2021 for our Canadian returns. State income tax returns are generally subject to examination for a period of three to five years from date return is filed. We have various state income tax returns in the process of examination or settlements. Our federal returns for fiscal 2021 to 2023 are currently under examination through the Internal Revenue Service: Compliance Assurance Process (CAP) program. There are no unrecorded liabilities associated with these examinations.

7. SEGMENT INFORMATION

Our operating segments are Chili’s and Maggiano’s. The Chili’s segment includes the results of our Company-owned Chili’s restaurants, which are principally located in the United States, within the full-service casual dining segment of the industry. The Chili’s segment also has Company-owned restaurants in Canada, and franchised locations in the United States, 28 countries and two United States territories. The Maggiano’s segment includes the results of our Company-owned Maggiano’s restaurants in the United States as well as the results from our domestic franchise business. The Other segment includes costs related to our restaurant support teams for the Chili’s and Maggiano’s brands, including operations, finance, franchise, marketing, human resources and culinary innovation. The Other segment also includes costs related to the common and shared infrastructure, including accounting, information technology, purchasing, guest relations, legal and restaurant development.

Company sales for each operating segment include revenues generated by the operation of Company-owned restaurants including gift card redemptions and revenues from our virtual brands. Franchise and other revenues for each operating segment include gift card breakage, royalties, Maggiano’s banquet service charge income, delivery income, digital entertainment revenue, advertising revenue, franchise and development fees, gift card equalization, merchandise income and gift card discount costs from third-party gift card sales.

We do not rely on any major customers as a source of sales, and the customers and long-lived assets of our operating segments are predominantly located in the United States. There were no material transactions amongst our operating segments.

Our chief operating decision maker uses Operating income as the measure for assessing performance of our segments. Operating income includes revenues and expenses directly attributable to segment-level results of operations. Restaurant expenses during the years presented primarily included restaurant rent, supplies, property and equipment maintenance, delivery fees, utilities, property taxes, credit card processing fees, supervision expenses, worker’s comp and general liability insurance and advertising.

The following tables reconcile our segment results to our consolidated results reported in accordance with GAAP:

	Fiscal Year Ended June 29, 2022
	Chili’s(1)	Maggiano’s	Other	Consolidated
Company sales	$3,305.4	$406.7	$—	$3,712.1
Royalties	34.0	0.4	—	34.4
Franchise fees and other revenues	40.2	17.4	—	57.6

Franchise and other revenues	74.2	17.8	—	92.0

Total revenues	3,379.6	424.5	—	3,804.1

Food and beverage costs	945.9	102.6	—	1,048.5
Restaurant labor	1,146.5	141.6	—	1,288.1
Restaurant expenses	849.8	117.9	0.6	968.3
Depreciation and amortization	139.8	13.4	11.2	164.4
General and administrative	33.3	8.0	102.8	144.1
Other (gains) and charges	23.3	—	7.9	31.2

Total operating costs and expenses	3,138.6	383.5	122.5	3,644.6
Operating income (loss)	241.0	41.0	(122.5)	159.5
Interest expenses	5.1	0.4	40.6	46.1
Other income, net	(0.3)	—	(1.5)	(1.8)

Income (loss) before income taxes	$236.2	$40.6	$(161.6)	$115.2

Segment assets	$2,116.7	$223.6	$144.1	$2,484.4
Payments for property and equipment	133.7	9.1	7.5	150.3

	Fiscal Year Ended June 30, 2021(2)
	Chili’s	Maggiano’s	Other	Consolidated
Company sales	$3,005.7	$273.3	$—	$3,279.0
Royalties	30.3	0.2	—	30.5
Franchise fees and other revenues	23.9	4.4	—	28.3

Franchise and other revenues	54.2	4.6	—	58.8

Total revenues	3,059.9	277.9	—	3,337.8

Food and beverage costs	803.5	64.3	—	867.8
Restaurant labor	1,014.2	94.0	—	1,108.2
Restaurant expenses	765.6	92.1	0.8	858.5
Depreciation and amortization	124.3	13.8	12.1	150.2
General and administrative	27.4	5.8	101.6	134.8
Other (gains) and charges	12.7	1.4	4.9	19.0

Total operating costs and expenses	2,747.7	271.4	119.4	3,138.5
Operating income (loss)	312.2	6.5	(119.4)	199.3
Interest expenses	5.6	0.2	50.4	56.2
Other income, net	(0.5)	—	(1.6)	(2.1)

Income (loss) before income taxes	$307.1	$6.3	$(168.2)	$145.2

Segment assets	$1,911.8	$223.2	$139.9	$2,274.9
Payments for property and equipment	82.9	2.6	8.5	94.0

	Fiscal Year Ended June 24, 2020
	Chili’s(3)	Maggiano’s	Other	Consolidated
Company sales	$2,673.5	$331.4	$—	$3,004.9
Royalties	33.7	0.2	—	33.9
Franchise fees and other revenues	24.5	15.2	—	39.7

Franchise and other revenues	58.2	15.4	—	73.6

Total revenues	2,731.7	346.8	—	3,078.5

Food and beverage costs	718.7	79.9	—	798.6
Restaurant labor	920.8	124.7	—	1,045.5
Restaurant expenses	723.7	101.5	0.6	825.8
Depreciation and amortization	133.9	15.4	13.0	162.3
General and administrative	32.1	5.7	98.5	136.3
Other (gains) and charges(2)	35.3	6.8	5.3	47.4

Total operating costs and expenses	2,564.5	334.0	117.4	3,015.9
Operating income (loss)	167.2	12.8	(117.4)	62.6
Interest expenses	4.6	—	55.0	59.6
Other income, net	(0.6)	—	(1.3)	(1.9)

Income (loss) before income taxes	$163.2	$12.8	$(171.1)	$4.9

Payments for property and equipment	$88.2	$8.1	$8.2	$104.5

(1)

Chili’s segment information for fiscal 2022 includes the results of operations and the fair values of assets related to the 68 restaurants purchased from three former franchisees subsequent to the acquisition dates. Refer to Note 2 - Chili’s Restaurant Acquisitions for further details.

(2)

Fiscal 2021, which ended on June 30, 2021, contained 53 weeks. The impact of the 53rd week in fiscal 2021 resulted in an increase in Total revenues. While certain expenses increased in direct relationship to additional revenues from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.

(3)

Chili’s segment information for fiscal 2020 includes the results of operations related to the 116 restaurants purchased from a former franchisee subsequent to the September 5, 2019 acquisition date. Refer to Note 2 - Chili’s Restaurant Acquisitions for further details.

8. GOODWILL AND INTANGIBLES

There have been no impairments of Goodwill for the fiscal years ended June 29, 2022, June 30, 2021 and June 24, 2020. The changes in the carrying amount of Goodwill by segment are as follows:

	June 29, 2022			June 30, 2021
	Chili’s	Maggiano’s	Consolidated	Chili’s	Maggiano’s	Consolidated
Balance at beginning of year	$149.8	$38.4	$188.2	$149.2	$38.4	$187.6
Changes in goodwill:
Additions(1)	7.2	—	7.2	—	—	—
Foreign currency translation adjustment	(0.3)	—	(0.3)	0.6	—	0.6

Balance at end of year	$156.7	$38.4	$195.1	$149.8	$38.4	$188.2

(1)

In the fiscal year ended June 29, 2022, we acquired 68 domestic Chili’s restaurants previously owned by three franchise partners. Refer to Note 2 - Chili’s Restaurant Acquisitions for further information.

Intangible assets, net are as follows:

	June 29, 2022			June 30, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Chili’s reacquired franchise rights(1)	$29.3	$(12.2)	$17.1	$20.0	$(9.2)	$10.8
Chili’s other	0.4	(0.4)	—	0.4	(0.4)	—

	$29.7	$(12.6)	$17.1	$20.4	$(9.6)	$10.8

Indefinite-lived intangible assets
Chili’s liquor licenses	$9.4			$9.4
Maggiano’s liquor licenses	0.9			0.9

	$10.3			$10.3

(1)

Additions, net of accumulated amortization, of $8.4 million in fiscal 2022 were recorded related to reacquired franchise rights associated with the 68 acquired Chili’s restaurants previously owned by three franchise partners. Refer to Note 2 - Chili’s Restaurant Acquisitions for further information.

Amortization expenses for all definite-lived intangible assets were recorded in Depreciation and amortization in the Consolidated Statements of Comprehensive Income as follows:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Definite-lived intangible amortization expense	$3.0	$2.0	$1.9

Annual amortization expenses for definite-lived intangible assets are estimated to be $3.3 million for each of the next two fiscal years, and $3.0 million for fiscal 2025, fiscal 2026 and fiscal 2027.

9. LEASES

As of June 29, 2022, 1,136 of our 1,188 Company-owned restaurant facilities were leased. We typically lease our restaurant facilities through ground leases (where we lease land only, but construct the building and leasehold improvements) or retail leases (where we lease the land/retail space and building, but construct the leasehold improvements). As of June 29, 2022, the restaurant leases have cumulative renewal clauses of 2 to 40 years at our option. Our leased restaurants typically have an initial lease term of 10 to 20 years, with one or more renewal terms typically ranging from 1 to 10 years. The leases typically provide for a fixed rental or a fixed rental plus percentage rentals based on sales volume. In addition to our restaurant facilities, we also lease our corporate headquarters location and certain equipment. Our lease agreements do not contain any material residual value guarantees or material covenant restrictions.

Consolidated Balance Sheet Disclosure of Lease Amounts

The following table includes a detail of lease assets and liabilities included in the Consolidated Balance Sheets:

	June 29, 2022
	Finance Leases(1)	Operating Leases(2)	Total Leases
Lease assets	$71.1	$1,160.5	$1,231.6

Current lease liabilities	20.3	112.7	133.0
Long-term lease liabilities	69.9	1,151.1	1,221.0

Total lease liabilities	$90.2	$1,263.8	$1,354.0

	June 30, 2021
	Finance Leases(1)	Operating Leases(2)	Total Leases
Lease assets	$98.2	$1,007.4	$1,105.6

Current lease liabilities	21.5	97.7	119.2
Long-term lease liabilities	99.8	1,006.7	1,106.5

Total lease liabilities	$121.3	$1,104.4	$1,225.7

(1)

Finance lease assets are recorded in Property and equipment, at cost, and the related current and long-term lease liabilities are recorded within Other accrued liabilities and Long-term debt and finance leases, less current installments, respectively.

(2)

Operating lease assets are recorded in Operating lease assets and the related current and long-term lease liabilities are recorded within Operating lease liabilities and Long-term operating lease liabilities, less current portion, respectively.

Consolidated Statement of Comprehensive Income Disclosure of Lease Amounts

The components of lease expenses, including variable lease costs primarily consisting of rent based on a percentage of sales, common area maintenance and real estate tax charges, and short-term lease expenses for leases with lease terms less than twelve months are included in the Consolidated Statements of Comprehensive Income as follows:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Operating lease expenses (amortization and interest)	$173.7	$167.2	$162.8
Finance lease amortization	21.9	17.3	20.9
Finance lease interest	5.5	5.9	4.6
Short-term lease cost	0.6	0.5	1.4
Variable lease cost	60.5	57.9	57.7
Sublease income	(4.2)	(4.4)	(4.6)

Total lease costs, net	$258.0	$244.4	$242.8

Consolidated Statement of Cash Flows Disclosure of Lease Amounts

Supplemental cash flow information related to leases recorded in the Consolidated Statements of Cash Flows is as follows:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Cash flows from operating activities
Cash paid related to lease liabilities
Operating leases(1)	$171.1	$195.5	$159.6
Finance leases	5.5	5.9	4.6
Cash flows from financing activities
Cash paid related to lease liabilities
Finance leases	23.7	20.0	17.8
Non-cash lease assets obtained in exchange for lease liabilities(2)
Operating leases(3)	255.4	60.6	224.0
Finance leases	13.4	29.8	73.2

(1)

Cash paid related to lease liabilities for Operating leases increased in fiscal 2021 primarily due to the prepayment of July 2021 lease payments and lease payments made during fiscal 2021 for rents that were deferred in fiscal 2020 due to the impacts of the COVID-19 pandemic.

(2)

Non-cash lease assets obtained in exchange for lease liabilities were higher in fiscal 2020 primarily due to the new and assumed operating and finance leases from the fiscal 2020 Chili’s restaurant acquisition and the new Chili’s finance lease for table-top devices. Refer to Note 2 - Chili’s Restaurant Acquisitions for more information.

(3)

Non-cash operating lease assets obtained in exchange for operating lease liabilities were higher in fiscal 2022 primarily due to the new and assumed operating lease additions associated with the 68 restaurants purchased from three former franchisees and the modifications of 25 leases. Refer to Note 2 - Chili’s Restaurant Acquisitions and “Significant Changes in Leases in Fiscal 2022” section below for more information.

Weighted Average Lease Term and Discount Rate

Other information related to leases is as follows:

Fiscal Years Ended
	June 29, 2022		June 30, 2021
	Finance Leases	Operating Leases	Finance Leases	Operating Leases
Weighted average remaining lease term	9.1 years	12.0 years	8.5 years	11.0 years
Weighted average discount rate	5.1%	5.5%	5.4%	5.6%

Lease Maturity Analysis

Finance leases and Operating leases total future lease payments represent the contractual obligations due under the lease agreements, including cancellable option periods where we are reasonably assured to exercise the options. As of June 29, 2022, the future minimum lease payments on finance and operating leases, as well as sublease income were as follows:

	June 29, 2022
Fiscal Year	Finance Leases	Operating Leases	Sublease Income
2023	$24.5	$177.6	$1.9
2024	15.6	176.3	1.2
2025	12.4	166.9	1.2
2026	8.2	153.2	0.7
2027	7.6	135.5	0.5
Thereafter	47.5	950.6	0.5

Total future lease payments(1)	115.8	1,760.1	$6.0

Less: Imputed interest	25.6	496.3

Present value of lease liability	$90.2	$1,263.8

(1)	Total future lease payments as of June 29, 2022 included non-cancelable lease commitments of $90.1 million for finance leases and $1,110.4 million for operating leases.

Pre-Commencement Leases

In fiscal 2022, we executed fourteen leases for new Chili’s locations with undiscounted fixed payments over the initial term of $19.0 million. These leases are expected to commence in the next 12 months and are expected to have an economic lease term of 20 years. These leases will commence when the landlords make the property available to us for new restaurant construction. We will assess the reasonably certain lease term at the lease commencement date.

Significant Changes in Leases in Fiscal 2022

In the first quarter of fiscal 2022, as part of the Chili’s Mid-Atlantic Region Acquisition, we assumed 11 new real estate operating leases. On June 29, 2022, the balances associated with these new leases in the Consolidated Balance Sheets include Operating lease assets of $22.9 million, Operating lease liabilities of $0.6 million, and Long-term operating lease liabilities, less current portion of $22.5 million. The leases were recorded net of prepaid rent at the date of acquisition.

In the second quarter of fiscal 2022, as part of the Chili’s Great Lakes Region Acquisition, we assumed 26 new real estate operating leases. On June 29, 2022, the balances associated with these new leases in the Consolidated Balance Sheets include Operating lease assets of $46.1 million, Operating lease liabilities of $1.6 million, and Long-term operating lease liabilities, less current portion of $45.4 million. The leases were recorded net of purchase price accounting adjustments and prepaid rent at the date of acquisition.

In the third quarter of fiscal 2022, we completed lease modifications related to 25 real estate leases that were previously classified as finance leases. As a result of the modifications, the lease terms are for 20 years, and the leases were reassessed as operating leases. On June 29, 2022, the balances associated with these leases in the Consolidated Balance Sheets include Operating lease assets of $47.9 million, Operating lease liabilities of $1.1 million, and Long-term operating lease liabilities, less current portion of $47.3 million. Also, as a result of these modifications, the finance lease asset and lease liability balances decreased in the Consolidated Balance Sheets including decreases to Buildings and leasehold improvements of $17.4 million, Other accrued liabilities of $2.8 million and Long-term debt and finance leases, less current installments of $15.0 million.

Restaurant Properties Sale Leaseback Transaction

In the first quarter of fiscal 2022, simultaneous with the Mid-Atlantic Region Acquisition, we completed sale leaseback transactions on six of the acquired restaurants. The properties were sold at their acquisition cost resulting in proceeds of $20.5 million with no gain or loss.

The initial terms of all leases we entered into as part of the sale leaseback transactions are for 15 years, plus renewal options at our discretion. All of the leases were determined to be operating leases. Rent expenses associated with these operating leases are recognized on a straight-line basis over the lease terms under ASC 842. On June 29, 2022, the balances associated with these new leases in the Consolidated Balance Sheets include Operating lease assets of $17.8 million, Operating lease liabilities of $0.4 million, and Long-term operating lease liabilities, less current portion of $17.5 million.

10. DEBT

Long-term debt consists of the following:

	June 29, 2022	June 30, 2021
Revolving credit facility	$271.3	$171.3
5.000% notes	350.0	350.0
3.875% notes	300.0	300.0
Finance lease obligations	90.2	121.3

Total long-term debt and finance leases	1,011.5	942.6
Less: unamortized debt issuance costs and discounts	(2.1)	(3.2)

Total long-term debt, less unamortized debt issuance costs and discounts	1,009.4	939.4
Less: current installments of long-term debt(1)	(20.3)	(21.5)

Long-term debt and finance leases, less current installments	$989.1	$917.9

(1)

Current installments of long-term debt consist of finance leases for the periods presented and are recorded within Other accrued liabilities in the Consolidated Balance Sheets. Refer to Note 11 - Accrued and Other Liabilities for further details.

Excluding finance lease obligations and interest, our long-term debt maturities for the five fiscal years following June 29, 2022 and thereafter are as follows:

Fiscal Year	Long-Term Debt
2023(1)	$300.0
2024	—
2025	350.0
2026	—
2027	271.3
Thereafter	—

$921.3

(1)

Obligations under our 3.875% notes, which will mature in May 2023, have been classified as long-term, reflecting our intent and ability to refinance these notes through our existing revolving credit facility.

Revolving Credit Facility

On August 18, 2021, we amended our existing $1.0 billion revolving credit facility to an $800.0 million revolving credit facility to extend the maturity date and provide additional flexibility. During fiscal 2022, net borrowings of $100.0 million were drawn on the $800.0 million revolving credit facility. As of June 29, 2022, $528.7 million of credit was available under the revolving credit facility.

The $800.0 million revolving credit facility, as amended, matures on August 18, 2026 and bears interest of LIBOR plus an applicable margin of 1.500% to 2.250% and an undrawn commitment fee of

0.250% to 0.350%, both based on a function of our debt-to-cash-flow ratio. As of June 29, 2022, our interest rate was 3.375% consisting of LIBOR of 1.625% plus the applicable margin of 1.750%.

During fiscal 2022, we incurred and capitalized $3.1 million of debt issuance costs associated with the new revolver, which are included in Other assets in the Consolidated Balance Sheets.

5.000% Notes

In fiscal 2017, we issued $350.0 million of 5.000% senior notes due October 2024 (the “2024 Notes”). The notes require semi-annual interest payments which began on April 1, 2017.

The indenture for the 2024 Notes contains certain covenants, including, but not limited to, limitations and restrictions on the ability of the Company and its Restricted Subsidiaries (as defined in the indenture) to (i) create liens on Principal Property (as defined in the Indenture) and (ii) merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of their property. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations.

3.875% Notes

In fiscal 2013, we issued $300.0 million of 3.875% notes due in May 2023 (the “2023 Notes”). The notes require semi-annual interest payments which began in the second quarter of fiscal 2014.

Financial Covenants

Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage ratios. As of June 29, 2022, we were in compliance with our covenants pursuant to the $800.0 million revolving credit facility and under the terms of the indentures governing our 3.875% notes and 5.000% notes. We expect to remain in compliance with our covenants throughout fiscal 2023.

11. ACCRUED AND OTHER LIABILITIES

Other accrued liabilities consist of the following:

	June 29, 2022	June 30, 2021
Insurance	$23.5	$21.7
Property tax	23.3	22.4
Current installments of long-term debt and finance leases	20.3	21.5
Sales tax	14.4	23.2
Utilities and services	9.6	8.4
Interest	6.5	6.9
Other(1)	18.5	13.3

	$116.1	$117.4

(1)

Other primarily consisted of accruals for banquet deposits for Maggiano’s events, contingent lease liabilities related to our lease guarantees, certain exit-related lease accruals, rent-related expenses, charitable donations, deferred franchise and development fees and other various accruals.

Other liabilities consist of the following:

	June 29, 2022	June 30, 2021
Insurance	$36.9	$35.0
Deferred franchise and development fees	9.2	10.4
Unrecognized tax benefits	3.0	3.5
Deferred payroll taxes(1)	—	27.2
Other	5.2	5.9

	$54.3	$82.0

(1)

Deferred payroll taxes consisted of the employer portion of certain payroll related taxes that were deferred as allowed under the CARES Act. The first installment, due on December 31, 2021, was paid during the second quarter of fiscal 2022. The second installment, due on December 31, 2022, is classified within Accrued payroll in the Consolidated Balance Sheets.

12. STOCK-BASED COMPENSATION

Our shareholder approved stock-based compensation plans include the Stock Option and Incentive Plan for employees (“Employee Plan”) and the Stock Option and Incentive Plan for Non-Employee Directors and Consultants (collectively, the “Plans”). The Plans provide for grants of options to purchase our common stock, performance shares, restricted stock, restricted stock units, and stock appreciation rights. Additionally, grants to eligible employees may vest over a specified period of time or service period, or may contain performance-based conditions. As of June 29, 2022, the total number of shares authorized for issuance to employees and non-employee directors and consultants under the Plans was 38.7 million shares.

Presented below is total stock-based compensation expenses, and the related total income tax benefit recognized in the Consolidated Statements of Comprehensive Income:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Stock-based compensation expenses	$18.6	$16.4	$14.7
Tax benefit related to stock-based compensation expenses	3.9	3.0	2.5

Stock Options

In fiscal 2019 and fiscal 2018, certain eligible employees under the Plans were granted performance stock options whose vesting is contingent upon meeting Company performance goals based on our annual earnings at the end of fiscal 2021 and fiscal 2022. Expenses for performance stock options are recognized using a graded-vesting schedule over the vesting period based upon management’s periodic estimates of the number of stock options that ultimately will vest. At the end of fiscal 2021, the first performance goal was met, resulting in the vesting of 0.4 million, or one-half, of the outstanding performance stock options. At the end of fiscal 2022, the second performance goal was not met, which will result in the forfeiture of the remaining 0.4 million performance stock options. The options have a contractual term to exercise of no later than August 31, 2025.

Stock options that do not contain a performance condition were also granted to eligible employees in fiscal 2020, consistent with prior year grants. No stock options were granted in fiscal 2022 or 2021. Expenses related to these stock options are recognized using a graded-vesting schedule over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Stock options generally vest over a period of 1 to 4 years and have contractual terms to exercise of 8 years. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.

Stock option transactions during fiscal 2022 were as follows (option prices in dollars):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Stock options outstanding at June 30, 2021	2.0	$38.74
Granted	—	—
Exercised	0.0	34.27
Forfeited or canceled	(0.1)	41.73

Stock options outstanding at June 29, 2022	1.9	$38.73	3.4	$0.2

Stock options exercisable at June 29, 2022	1.3	$39.21	3.2	$0.1

The fair value of stock options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions, and the weighted average fair value of option grants:

Fiscal Years Ended
	June 29, 2022(1)	June 30, 2021(1)	June 24, 2020
Weighted average fair values of option grants	n/a	n/a	$6.92
Expected volatility	n/a	n/a	33.4%
Risk-free interest rate	n/a	n/a	1.3%
Expected lives	n/a	n/a	5 years
Dividend yield	n/a	n/a	3.2%

(1)	No stock option awards were granted in fiscal 2022 or 2021.

Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a United States Treasury Note with a term equal to the expected life of the stock options. The dividend yield is based on the most recent quarterly dividend per share declared and the closing stock price on the declaration date.

As of June 29, 2022, unrecognized compensation expenses related to unvested stock options that are expected to vest totaled approximately $0.1 million and will be recognized over a weighted average period of 1.1 years. The intrinsic value and related tax benefit of options exercised is as follows:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Intrinsic value of options exercised	$0.2	$9.8	$0.6
Tax benefit realized on options exercised	$0.0	2.4	0.1

Restricted Share Awards

Restricted share awards consist of performance shares, restricted stock and restricted stock units. In fiscal 2022, eligible employees under the Plans were granted performance shares whose vesting is contingent upon meeting Company performance goals based on our earnings at the end of a three-fiscal-year period. The number of shares that will vest varies depending on the amount of earnings achieved as compared to the target amount. In fiscal 2021, certain eligible employees under the Plans were granted performance shares whose vesting is contingent upon the Company exceeding a specified level of annual earnings in any of fiscal 2022, fiscal 2023 or fiscal 2024. The number of shares that will vest varies depending on the fiscal year that the performance criteria is first met. In fiscal 2020, eligible employees under the Plans were granted performance shares whose vesting is contingent upon meeting Company performance goals based on our rate of earnings growth at the end of a three-fiscal-year period. The number of shares that will vest varies depending on the rate of earnings growth achieved as compared to the target rate. Expenses are recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter, based upon management’s periodic estimates of the number of shares that ultimately will be issued.

Restricted stock units granted to eligible employees under the Plans generally vest in full on the third anniversary of the date of grant. Restricted stock units issued to eligible employees under our career equity plan generally vest upon each employee’s retirement from the Company. Expenses are recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.

Restricted share awards and restricted stock units granted to non-employee directors under the Plans are non-forfeitable and are expensed upon grant. Non-employee directors’ awards have variable distribution dates ranging from one year after grant to two years following departure from the Board.

Restricted share award transactions, including performance shares reflected at target, during fiscal 2022 were as follows (fair value per award in dollars):

	Number of Restricted Share Awards	Weighted Average Grant Date Fair Value Per Award
Restricted share awards outstanding at June 30, 2021	1.2	$40.07
Granted	0.5	49.52
Vested	(0.3)	41.69
Forfeited	(0.1)	44.68

Restricted share awards outstanding at June 29, 2022	1.3	42.85

As of June 29, 2022, unrecognized compensation expenses related to unvested restricted share awards that are expected to vest totaled approximately $15.5 million and will be recognized over a weighted average period of 1.7 years. The fair value of shares that vested is as follows:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Fair value of restricted share awards vested	$18.1	$14.9	$6.6

13. SHAREHOLDERS’ DEFICIT

Share Repurchases

Our share repurchase program is used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings and planned investment and financing needs. Repurchased shares are reflected as an increase in Treasury stock within Shareholders’ deficit in the Consolidated Balance Sheets.

In the fourth quarter of fiscal 2020, our share repurchase program was suspended in response to the business downturn caused by the COVID-19 pandemic. In August 2021, our Board of Directors reinstated the share repurchase program, allowing for a total available repurchase authority of $300.0 million. In fiscal 2022, we repurchased 2.4 million shares of our common stock for $100.9 million, including 2.3 million shares purchased as part of our share repurchase program and 0.1 million shares purchased from team members to satisfy tax withholding obligations on the vesting of restricted shares. As of June 29, 2022, approximately $204.0 million was available in the share repurchase program.

Dividends

In the fourth quarter of fiscal 2020, our Board of Directors voted to suspend the quarterly cash dividend in response to liquidity needs created by the COVID-19 pandemic. In fiscal 2022 and fiscal 2021, dividends paid were solely related to the accrued dividends for restricted share awards that were granted prior to the suspension and vested in the applicable period. Restricted share award dividends were recorded in Other accrued liabilities for the current portion to vest within 12 months, and Other liabilities for the portion that will vest after one year.

14. FAIR VALUE MEASUREMENTS

Non-Financial Assets Measured on a Non-Recurring Basis

We review the carrying amounts of long-lived property and equipment including finance lease assets, operating lease assets, reacquired franchise rights and transferable liquor licenses annually or when events or circumstances indicate that the fair value may not substantially exceed the carrying amount. We record an impairment charge for the excess of the carrying amount over the fair value. All impairment charges were included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income for the periods presented. Refer to Note 5 - Other Gains and Charges for more information.

Intangibles, net in the Consolidated Balance Sheets includes both indefinite-lived intangible assets such as transferable liquor licenses and definite-lived intangible assets such as reacquired franchise rights and trademarks.

Definite Lived Assets Impairment

Definite lived assets include property and equipment, including finance lease assets, operating lease assets and reacquired franchise rights. During fiscal 2022, we impaired certain long-lived assets and operating lease assets primarily related to 30 underperforming Chili’s and two underperforming Maggiano’s restaurants. During fiscal 2021, we impaired certain long-lived assets and operating lease assets primarily related to 11 underperforming Chili’s and three underperforming Maggiano’s restaurants.

We determined the fair value of these assets based on Level 3 fair value measurements. The table below presents the carrying values and related impairment charges recorded on these impaired restaurants for the periods presented:

			Impairment Charges
	Pre-Impairment Carrying Value		Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 29, 2022	June 30, 2021
Underperforming restaurants
Long-lived assets	$7.3	$2.6	$7.3	$2.6
Reacquired franchise rights assets	—	0.1	—	0.1
Operating lease assets	13.0	1.2	1.0	0.3
Finance lease assets	—	—	—	—

Total underperforming restaurants	$20.3	$3.9	$8.3	$3.0

Indefinite Lived Assets Impairment

The fair values of transferable liquor licenses are based on prices in the open market for licenses in the same or similar jurisdictions and are categorized as Level 2. Based on our annual reviews, in fiscal 2022 we determined there was a $0.2 million impairment and in fiscal 2021 we determined there was no impairment.

Chili’s Restaurant Acquisitions

During fiscal 2022, we completed the acquisition of 68 Chili’s restaurants from three former franchisees. The preliminary fair value of assets acquired and liabilities assumed for these restaurants utilized Level 3 inputs. The fair values of intangible assets acquired were primarily based on significant inputs not observable in an active market, including estimates of replacement costs, future cash flows, and discount rates. Refer to Note 2 - Chili’s Restaurant Acquisitions for further details.

Other Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts because of the short maturity of these items.

Long-Term Debt

The carrying amount of debt outstanding related to our revolving credit facility approximates fair value as the interest rate on this instrument approximates current market rates (Level 2). The fair values of the 3.875% and 5.000% notes are based on quoted market prices and are considered Level 2 fair value measurements.

The 3.875% notes and 5.000% notes carrying amounts, which are net of unamortized debt issuance costs and discounts, and fair values are as follows, refer to Note 10 - Debt for further details:

	June 29, 2022		June 30, 2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
3.875% notes	$299.7	$295.4	$299.3	$309.0
5.000% notes	348.2	329.0	347.5	369.3

Note Receivable

During fiscal 2018, we received an $18.0 million long-term note receivable as consideration related to the sale of our equity interest in the Chili’s joint venture in Mexico. In fiscal 2021, the note was amended to defer certain scheduled payments from calendar year 2021 to calendar years 2022 and 2023. We determined the fair value of the amended note based on an internally developed analysis relying on Level 3 inputs using a credit rating we assigned to the counterparty and comparable interest rates associated with similar debt instruments. As a result of this analysis, we believe the fair value continues to approximate the note receivable carrying value of $5.2 million as of June 29, 2022. The current portion of the note represents cash payments to be received over the next 12 months and is included within Accounts receivable, net while the long-term portion of the note is included within Other assets in the Consolidated Balance Sheets.

15. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes and interest is as follows:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Income taxes, net of (refunds)	$(4.7)	$9.7	$(7.2)
Interest, net of amounts capitalized	41.0	49.5	53.1

Non-cash investing and financing activities are as follows:

	Fiscal Years Ended
	June 29, 2022	June 30, 2021	June 24, 2020
Retirement of fully depreciated assets(1)	$133.4	$22.4	$32.3
Accrued capital expenditures	15.2	8.8	7.1
Dividends declared but not paid	—	—	1.2

(1)	Fiscal 2022 included the retirement of fully depreciated assets no longer in use based on a periodic review performed during fiscal 2022.

16. COMMITMENTS AND CONTINGENCIES

Lease Commitments and Guarantees

We have, in certain cases, divested brands or sold restaurants to franchisees and have not been released from lease guarantees for the related restaurants. As of June 29, 2022 and June 30, 2021, we have outstanding lease guarantees or are secondarily liable for $26.3 million and $29.2 million, respectively.

These amounts represent the maximum potential liability of rent payments under the leases. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2023 through fiscal 2032. In the event of default under a lease by a franchisee or owner of a divested brand, the indemnity and default clauses in our agreements with such third parties and applicable laws govern our ability to pursue and recover amounts we may pay on behalf of such parties.

We have received notices of default and have been named a party in lawsuits pertaining to some of these leases in circumstances where the current lessee did not pay its rent obligations. These lessees are in communication with the landlords to defer or resolve payments. We recorded a $2.0 million and $1.5 million contingent loss, which represents the low end of our estimated range of losses, in fiscal 2022 and fiscal 2021, respectively, in Other (gains) and charges in the Consolidated Statements of Comprehensive Income related to these leases and lawsuits. As of June 29, 2022, we have contingent liabilities of $2.2 million for our estimated exposure of the lease defaults related to these lease guarantees. These contingent liabilities are classified within Other accrued liabilities in the Consolidated Balance Sheets. We will continue to closely monitor this situation.

Letters of Credit

We provide letters of credit to various insurers to collateralize obligations for outstanding claims. As of June 29, 2022, we had $5.8 million in undrawn standby letters of credit outstanding. All standby letters of credit are renewable within the next 11 months.

Cyber Security Litigation

In fiscal 2018, we discovered malware at certain Chili’s restaurants that may have resulted in unauthorized access or acquisition of customer payment card data. We settled all claims from payment card companies related to this incident and do not expect material claims from payment card companies in the future.

In connection with this event, the Company was also named as a defendant in a putative class action lawsuit in the United States District Court for the Middle District of Florida (the “Litigation”) relating to this incident. In the Litigation, plaintiffs assert various claims at the Company’s Chili’s restaurants involving customer payment card information and seek monetary damages in excess of $5.0 million, injunctive and declaratory relief, and attorney’s fees and costs.

Oral argument of our appeal of the district court’s class certification order was held before the Eleventh Circuit Court of Appeals on June 8, 2022 in Jacksonville, Florida. We await the court’s ruling. In the interim, all matters at the district court have been stayed.

We believe we have defenses and intend to continue defending the Litigation. As such, as of June 29, 2022, we have concluded that a loss, or range of loss, from this matter is not determinable, therefore, we have not recorded a liability related to the Litigation. We will continue to evaluate this matter based on new information as it becomes available.

Legal Proceedings

Evaluating contingencies related to litigation is a process involving judgment on the potential outcome of future events, and the ultimate resolution of litigated claims may differ from our current analysis.

Accordingly, we review the adequacy of accruals and disclosures pertaining to litigated matters each quarter in consultation with legal counsel and we assess the probability and range of possible losses associated with contingencies for potential accrual in the Consolidated Financial Statements.

We are engaged in various legal proceedings and have certain unresolved claims pending. Liabilities have been established based on our best estimates of our potential liability in certain of these matters. Based upon consultation with legal counsel, management is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial condition or results of operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer and, as appropriate, to allow timely decisions regarding required disclosures.

In connection with the preparation of this Form 10-K, we carried out an evaluation under the supervision of and with the participation of management, including the principal executive officer and principal financial officer, as of June 29, 2022, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, the principal executive officer and principal financial officer concluded that as of June 29, 2022, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

“Management’s Report on Internal Control over Financial Reporting” and the attestation report of the independent registered public accounting firm of KPMG LLP on internal control over financial reporting are presented within Part II, Item 8 - Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in the fourth quarter of fiscal 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION

None.

ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

For information about our executive officers, Board of Directors, including its committees, and Section 16(a) reporting compliance, refer to the sections entitled “Proposal 1 - Election of Directors - Information About Nominees”, “Information About the Board of Directors and Governance of the Company - Board Committees”, “Information about our Executive Officers”, and to the extent applicable “Delinquent Section 16(a) Reports” in our Proxy Statement for the 2022 annual meeting of shareholders. We incorporate that information in this document by reference.

We adopted a code of ethics that applies to all of our team members, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on our internet website at the internet address: http://investors.brinker.com/code_of_conduct. You may obtain free of charge copies of the code from our website at the above internet address. Any amendment of, or waiver from, our code of ethics required to be disclosed by applicable SEC rules or stock exchange listing requirements will be posted on our website within four business days of such amendment or waiver. The information contained on our website is not a part of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

For information about our executive and director compensation, refer to the section entitled “Executive Compensation” and “Information About the Board of Directors and Governance of the Company - Director Compensation” in our Proxy Statement for the 2022 annual meeting of shareholders. We incorporate that information in this document by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

For information about our security ownership of certain beneficial owners and management and related stockholder matters, refer to the sections “Stock Ownership of Certain Persons” and “Executive Compensation - Equity Compensation Plan Information” in our Proxy Statement for the 2022 annual meeting of shareholders. We incorporate that information in this document by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

For information about certain relationships and related transactions, refer to the section “Certain Relationships and Related Transactions” in our Proxy Statement for the 2022 annual meeting of shareholders. We incorporate that information in this document by reference.

For information about the independence of our non-management directors, refer to the section entitled “Information About the Board of Directors and Governance of the Company - Director Independence” in our Proxy Statement for the 2022 annual meeting of shareholders. We incorporate that information in this document by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information about principal accountant fees and services, refer to the section “Proposal 2 - Ratification of Independent Registered Public Accounting Firm” in our Proxy Statement for the 2022 annual meeting of shareholders. We incorporate that information in this document by reference.

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements - For a list of all financial statements, refer to Consolidated Financial Statements Table of Contents in Part II, Item 8 - Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules - All schedules are omitted as the required information is inapplicable or the information is presented in the Part II, Item 8 - Financial Statements and Supplementary Data financial statements or related notes.

(a)(3) Exhibits - We make reference to the exhibits listed under Part (b) below.

(b) Exhibits

Exhibit	Description

3(a)	Certificate of Incorporation of the Registrant, as amended(1)

3(b)	Bylaws of the Registrant(2)

4(a)	Form of 3.875% Note due 2023(3)

4(b)	Indenture dated as of April 30, 2013 between Registrant and Wilmington Trust, National Association, as Trustee(4)

4(c)	Second Supplemental Indenture dated as of May 15, 2013 between the Registrant and Wilmington Trust, National Association(3)

4(d)	Form of 5.000% Senior Note due 2024(5)

4(e)	Senior Notes Indenture dated as of September 23, 2016, by and among the Registrant, the Guarantors named therein and U.S. Bank National Association, as trustee(5)

4(f)	Description of Registered Securities(6)

10(a)	Registrant’s Stock Option and Incentive Plan, as amended(7)

10(b)	Registrant’s 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants(8)

10(c)	Credit Agreement dated August 18, 2021(9)

10(d)	First Amendment to Credit Agreement dated October 27, 2021(10)

10(e)	SVP Change in Control Agreement*

10(f)	Executive Severance Benefits Plan and Summary Plan Description*

10(g)	NEO Change in Control Severance Agreement(11)

10(h)	Registrant’s Performance Share Plan Description(6)

10(i)	Registrant’s Terms of Stock Option Award(6)

10(j)	Registrant’s Terms of Retention Stock Unit Award(6)

10(k)	Registrant’s Terms of Restricted Stock Unit Award(6)

10(l)	Registrant’s Terms of Special Equity Award(12)

10(m)	Registrant’s Terms of Board of Directors Restricted Stock Unit Award(13)

10(n)	Registrant’s Fiscal 2021 Performance Share Plan(14)

10(o)	Registrant’s Terms of F21 Restricted Stock Unit Award(15)

10(p)	Form of Retention Bonus Award Letter(16)

10(q)	Employment Agreement between Registrant and Kevin Hochman*

10(r)	Transition Agreement between Registrant and Wyman T. Roberts*

21	Subsidiaries of the Registrant*

23	Consent of Independent Registered Public Accounting Firm*

31(a)	Certification by Kevin D. Hochman, President and Chief Executive Officer of the Registrant, pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a)*

31(b)	Certification by Joseph G. Taylor, Executive Vice President and Chief Financial Officer of the Registrant, pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a)*

32(a)	Certification by Kevin D. Hochman, President and Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

Exhibit	Description

32(b)

Certification by Joseph G. Taylor, Executive Vice President and Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Schema Document

101.CAL	Inline XBRL Calculation Linkbase Document

101.DEF	Inline XBRL Definition Linkbase Document

101.LAB	Inline XBRL Label Linkbase Document

101.PRE	Inline XBRL Presentation Linkbase

104	The cover page from the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 29, 2022 is formatted in Inline XBRL

*	Filed herewith.

The following are filed as an exhibit to the specified filing, and incorporated herein by reference:

(1)	Annual report on Form 10-K for year ended June 28, 1995

(2)	Annual report on Form 10-K for year ended June 27, 2018

(3)	Current report on Form 8-K dated May 15, 2013

(4)	Registration statement on Form S-3 filed April 30, 2013, SEC File No. 333-188252

(5)	Current report on Form 8-K dated September 23, 2016

(6)	Annual report on Form 10-K for year ended June 26, 2019

(7)	Proxy Statement of Registrant filed on October 5, 2018

(8)	Quarterly report on Form 10-Q for quarter ended December 28, 2005

(9)	Current report on Form 8-K dated August 20, 2021

(10)	Quarterly report on Form 10-Q for quarter ended September 29, 2021

(11)	Quarterly report on Form 10-Q for quarter ended March 29, 2017

(12)	Annual report on Form 10-K for year ended June 28, 2017

(13)	Annual report on Form 10-K for year ended June 24, 2020

(14)	Current report on Form 8-K dated August 20, 2020

(15)	Quarterly report on Form 10-Q for quarter ended September 23, 2020

(16)	Current report on Form 8-K dated June 30, 2022

ITEM 16.	FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRINKER INTERNATIONAL, INC.,

a Delaware corporation

Date: August 26, 2022	By:	/S/JOSEPH G. TAYLOR
Joseph G. Taylor,
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, we have signed in our indicated capacities on August 26, 2022:

Name	Title
/S/ KEVIN D. HOCHMAN Kevin D. Hochman	President and Chief Executive Officer of Brinker International, Inc. and President of Chili’s Grill & Bar (Principal Executive Officer) and Director

/S/ JOSEPH G. TAYLOR Joseph G. Taylor	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ JOSEPH M. DEPINTO Joseph M. DePinto	Chairman of the Board

/S/ FRANCES L. ALLEN Frances L. Allen	Director

/S/ CYNTHIA L. DAVIS Cynthia L. Davis	Director

/S/ HARRIET EDELMAN Harriet Edelman	Director

/S/ WILLIAM T. GILES William T. Giles	Director

/S/ RAMONA T. HOOD Ramona T. Hood	Director

/S/ JAMES C. KATZMAN James C. Katzman	Director

/S/ PRASHANT N. RANADE Prashant N. Ranade	Director

Exhibit 21

BRINKER INTERNATIONAL, INC., A DELAWARE CORPORATION

SUBSIDIARIES

BRINKER RESTAURANT CORPORATION, a Virginia corporation

BRINKER INTERNATIONAL PAYROLL COMPANY, L.P., a Delaware limited partnership

BRINKER ALABAMA, INC., a Virginia corporation

BRINKER ARKANSAS, INC., a Virginia corporation

BRINKER ASIA, INC., a British Virgin Islands corporation

BRINKER BRAZIL, LLC, a Delaware limited liability company

BRINKER CB, LP, a Texas limited partnership

BRINKER CB MANAGEMENT, LLC, a Delaware limited liability company

BRINKER CANADIAN HOLDING CO., ULC, a British Columbia unlimited liability company

BRINKER CANADIAN RESTAURANT CO., ULC, a British Columbia unlimited liability company

BRINKER FHC B.V., a Netherlands private company

BRINKER FLORIDA, INC., a Virginia corporation

BRINKER FREEHOLD, INC., a New Jersey corporation

BRINKER GEORGIA, INC., a Virginia corporation

BRINKER LOUISIANA, INC., a Virginia corporation

BRINKER MICHIGAN, INC., a Virginia corporation

BRINKER MISSISSIPPI, INC., a Virginia corporation

BRINKER MISSOURI, INC., a Virginia corporation

BRINKER NEVADA, INC., a Nevada corporation

BRINKER NEW JERSEY, INC., a Virginia corporation

BRINKER NORTH CAROLINA, INC., a Virginia corporation

BRINKER OF BALTIMORE COUNTY, INC., a Maryland corporation

BRINKER OF CARROLL COUNTY, INC., a Maryland corporation

BRINKER OF CECIL COUNTY, INC., a Maryland corporation

BRINKER OKLAHOMA, INC., a Virginia corporation

BRINKER OPCO, LLC, a Virginia limited liability company

BRINKER PENN TRUST, a Pennsylvania business trust

BRINKER PROPCO FLORIDA, INC., a Delaware corporation

BRINKER PROPERTY CORPORATION, a Delaware corporation

BRINKER PURCHASING, INC., a Delaware corporation

BRINKER SERVICES CORPORATION, a Virginia corporation

BRINKER SOUTH CAROLINA, INC., a Virginia corporation

BRINKER TEXAS, INC., a Virginia corporation

BRINKER VIRGINIA, INC., a Virginia corporation

CHILI’S BEVERAGE COMPANY, INC., a Texas corporation

CHILI’S, INC., a Delaware corporation

CHILI’S, INC., a Tennessee corporation

CHILI’S INTERNATIONAL BASES, B.V., a Netherlands private company

CHILI’S OF BEL AIR, INC., a Maryland corporation

CHILI’S OF KANSAS, INC., a Kansas corporation

CHILI’S OF MARYLAND, INC., a Maryland corporation

CHILI’S OF SALISBURY, LLC, a Maryland limited liability company

CHILI’S OF WEST VIRGINIA, INC., a West Virginia corporation

MAGGIANO’S, INC., an Illinois corporation

MAGGIANO’S BEVERAGE COMPANY, a Texas corporation

MAGGIANO’S HOLDING CORPORATION, a Virginia corporation

MAGGIANO’S OF ANNAPOLIS, INC., a Maryland corporation

MAGGIANO’S OF HOWARD COUNTY, INC., a Maryland corporation

MAGGIANO’S OF KANSAS, INC., a Kansas corporation

MAGGIANO’S OF TYSON’S, INC., a Virginia corporation

MAGGIANO’S PROPERTY CORPORATION, a Delaware corporation

MAGGIANO’S TEXAS, INC., a Virginia corporation

PEPPER DINING HOLDING CORP., a Virginia corporation

PEPPER DINING, INC., a Virginia corporation

PEPPER DINING VERMONT, INC., a Vermont corporation

BIPC GLOBAL PAYROLL COMPANY, LLC, a Delaware limited liability company

BIPC MANAGEMENT, LLC, a Delaware limited liability company

BIPC INVESTMENTS, LLC, a Delaware limited liability company

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-93755, 333-105720, 333-125289, 333-157050, 333-201929, and 333-230574) on Form S-8 and registration statement (No. 333-237891) on Form S-3 of our reports dated August 26, 2022, with respect to the consolidated financial statements of Brinker International, Inc. and subsidiaries and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Dallas, Texas

August 26, 2022

Exhibit 31(a)

CERTIFICATION

I, Kevin D. Hochman, certify that:

1.	I have reviewed this Annual Report on Form 10-K of Brinker International, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 26, 2022	By:	/S/ KEVIN D. HOCHMAN
Kevin D. Hochman, President and Chief Executive Officer of Brinker International, Inc. and President of Chili’s Grill & Bar (Principal Executive Officer)

Exhibit 31(b)

CERTIFICATION

I, Joseph G. Taylor, certify that:

1.	I have reviewed this Annual Report on Form 10-K of Brinker International, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 26, 2022	By:	/S/ JOSEPH G. TAYLOR
Joseph G. Taylor, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 32(a)

CERTIFICATION

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Brinker International, Inc. (the “Company”), hereby certifies that the Company’s Annual Report on Form 10-K for the year ended June 29, 2022 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 26, 2022	BY:	/S/ KEVIN D. HOCHMAN
Kevin D. Hochman, President and Chief Executive Officer of Brinker International, Inc. and President of Chili’s Grill & Bar (Principal Executive Officer)

Exhibit 32(b)

CERTIFICATION

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Brinker International, Inc. (the “Company”), hereby certifies that the Company’s Annual Report on Form 10-K for the year ended June 29, 2022 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 26, 2022	By:	/S/ JOSEPH G. TAYLOR
Joseph G. Taylor, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

BOARD OF DIRECTORS

Frances L. Allen

Chief Executive Officer

Checkers Drive-In Restaurants, Inc.

Cynthia L. Davis

Former Executive

Nike Inc. and Nike Golf

Joseph M. DePinto

Chairman of the Board, Brinker International, Inc.

President and Chief Executive Officer

7-Eleven, Inc.

Harriet Edelman

Vice Chairman

Emigrant Bank

William T. Giles

Former Chief Financial Officer and Executive Vice President,

Finance, Information Technology and Store Development, Customer Satisfaction

AutoZone

Kevin D. Hochman

Chief Executive Officer and President of Brinker International, Inc. and President of Chili’s Grill & Bar

Ramona T. Hood

President and Chief Executive Officer

FedEx Custom Critical, Inc.

James C. Katzman

Senior Vice President, Business Development

General Electric

Prashant N. Ranade

Former Mentor for Leaders

Atos Syntel

EXECUTIVE OFFICERS

Kevin D. Hochman

Chief Executive Officer and President of Brinker International, Inc. and President of Chili’s Grill & Bar

Wade R. Allen

Senior Vice President of Innovation

Richard A. Badgley

Executive Vice President and Chief People and Administrative Officer

Douglas N. Comings

Senior Vice President and Co-Chief Operating Officer for Chili’s Grill & Bar

George S. Felix

Senior Vice President and Chief Marketing Officer of Chili’s Grill & Bar

Daniel S. Fuller

Senior Vice President, General Counsel and Secretary

Charles A. Lousignont

Senior Vice President and Chief Supply Chain Officer

Pankaj K. Patra

Senior Vice President and Chief Information Officer

Steve D. Provost

Executive Vice President and President of Maggiano’s Little Italy

Joseph G. Taylor

Executive Vice President and Chief Financial Officer

Aaron M. White

Senior Vice President and Co-Chief Operating Officer for Chili’s Grill & Bar

SHAREHOLDER INFORMATION

Principal Executive Office

Brinker International, Inc.

3000 Olympus Blvd.

Dallas, TX 75019

(972) 980-9917

Annual Meeting

Thursday, November 17, 2022 at 9:00 a.m.

To be held via live webcast-please visit www.proxydocs.com/EAT for more details.

Independent Public Accountants

KPMG LLP

717 N. Harwood, Suite 3100

Dallas, TX 75201

NYSE Symbol: EAT

Stock Transfer Agent And Registrar

Computershare

P.O. Box 43078

Providence, RI 02940-3078

                    or

150 Royall St.

Suite 101

Canton, MA 02021

Customer Service (800) 213-5156

TDD for Hearing Impaired (800) 231-5469

Foreign Shareowners (201) 680-6578

You can now access your Brinker Shareholder Account online via

Investor Centre at www.computershare.com

10-K Availability

The company will furnish to any shareholder, without charge, a copy of the company’s annual report filed with the Securities and Exchange Commission on Form 10-K for the 2022 fiscal year from our website at: www.brinker.com or upon written request from the shareholder.

Please send your written request to:

Secretary/Investor Relations

Brinker International, Inc.

3000 Olympus Blvd.

Dallas, TX 75019

CEO/CFO Certifications

On December 1, 2021, the company submitted its annual Section 303A CEO certification to the New York Stock Exchange.

The company also filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended June 29, 2022.

Chili’s® Grill & Bar, Maggiano’s Little Italy® and It’s Just Wings® are registered and/or proprietary trademarks of Brinker International Payroll Company, L.P.

BRINKER INTERNATIONAL®

3000 Olympus Blvd., Dallas, TX 75019 • www.brinker.com